   As filed with the Securities and Exchange Commission on February 10, 1997


                                                      Registration No. 333-16421
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------


                                AMENDMENT NO. 3

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT

                                     under
                           THE SECURITIES ACT OF 1933
                               ------------------
                                    SPR INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                           7370                          36-3932665
(State or other jurisdiction of   (Primary Standard Industrial    (I.R.S. Employer Identification
incorporation or organization)      Classification Code No.)                   No.)

     2015 SPRING ROAD, SUITE 750, OAK BROOK, ILLINOIS 60521 (630) 990-2040
--------------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ROBERT M. FIGLIULO
                                   PRESIDENT
                                    SPR INC.
     2015 SPRING ROAD, SUITE 750, OAK BROOK, ILLINOIS 60521 (630) 990-2040
--------------------------------------------------------------------------------
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ------------------

                                   Copies to:

              DONALD E. FIGLIULO                              CHARLES EVANS GERBER
             JOHN E. MCGOVERN, JR.                             WILLIAM M. HOLZMAN
        WILDMAN, HARROLD, ALLEN & DIXON                     NEAL, GERBER & EISENBERG
             225 WEST WACKER DRIVE                          TWO NORTH LASALLE STREET
         CHICAGO, ILLINOIS 60606-1229                        CHICAGO, ILLINOIS 60602
                (312) 201-2000                                   (312) 269-8000

     APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                               ------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED FEBRUARY 10, 1997

PROSPECTUS

                                2,700,000 SHARES

                                    SPR LOGO

                                  COMMON STOCK
                               ------------------

     Of the 2,700,000 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering"), 1,666,666 shares are being offered by SPR Inc. ("SPR" or the "Company") and 1,033,334 shares are being offered by certain stockholders (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

     Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $13.00 and $15.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "SPRI," subject to official notice of issuance.
                               ------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                               ------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                                                          UNDERWRITING                             PROCEEDS TO
                                        PRICE TO          DISCOUNTS AND        PROCEEDS TO           SELLING
                                         PUBLIC          COMMISSIONS(1)        COMPANY(2)         STOCKHOLDERS
------------------------------------------------------------------------------------------------------------------
Per Share                                   $                   $                   $                   $
------------------------------------------------------------------------------------------------------------------
Total(3)                                    $                   $                   $                   $
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

(1) For information regarding indemnification of the Underwriters, see "Underwriting."
(2) Before deducting expenses estimated at $800,000, all of which are payable by the Company.
(3) Certain Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 405,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions,
    Proceeds to Company and Proceeds to Selling Stockholders will be $     ,
    $     , $     and $     , respectively. See "Underwriting" and "Principal
    and Selling Stockholders."
                               ------------------

    The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about March , 1997 at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                               ------------------

SMITH BARNEY INC.  ROBERT W. BAIRD & CO.
                                                           INCORPORATED
              , 1997

                        INSIDE FRONT COVER OF PROSPECTUS

The inside front cover is a multicolor graphic and text layout. The following text appears above the graphics:

"SPR SERVICES

SPR blends three levels of consulting support into five service offerings to provide a comprehensive solution for maintaining, improving, and transitioning existing systems. This blend of consulting support enables SPR to design a customized solution, tailored to meet each client's individual needs."

[Graphics consist of a flow diagram depicting SPR's blend of three levels of consulting support into five service offerings.]

The following text appears below the graphics:

"SPR delivers these customized solutions through a combination of experienced people, using proprietary and commercially available tools, following an established methodology. When applied with their service offerings, this formula enables SPR to deliver high quality, innovative solutions designed to help companies derive maximum value from their existing systems."

[The SPR logo inside a triangle containing the words "People," "Tools" and "Methodology" appears in the lower left corner below a page curl.]

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements and related notes thereto appearing elsewhere in this Prospectus. SPR Inc. ("SPR" or the "Company") is a Delaware corporation recently organized in connection with the mergers into it of SPR Chicago Inc., an Illinois corporation ("SPR Chicago"), Systems & Programming Resources of Tulsa, Inc., an Oklahoma corporation ("SPR Tulsa"), SPR-Wisconsin, Inc., a Wisconsin corporation ("SPR Wisconsin"), Systems and Programming Resources, Inc., an Illinois corporation ("Systems Inc."), and Consulting Acquisition, Inc., an Illinois corporation ("Data Flex"). Such mergers are each individually referred to in this Prospectus as a "Merger" and collectively as the "Mergers." Unless indicated otherwise, the information contained in this Prospectus: (i) gives retroactive effect to the Mergers and (ii) assumes that the Underwriters' over-allotment option is not exercised. Unless otherwise indicated, all references to "SPR" or the "Company" refer to SPR Inc. after the Mergers or to the constituent corporations in the Mergers or their respective predecessors, as appropriate. See "Certain Transactions."

                                  THE COMPANY

     SPR has over 23 years of experience in providing information technology ("IT") services to clients in a variety of industries, including financial services, healthcare, insurance, manufacturing, oil and gas, transportation and utilities. The Company focuses its marketing efforts on Fortune 1000 companies and other large organizations which have complex IT operations and significant IT budgets. Over the past several years, the Company has shifted its focus from contract programming to strategic planning and project management engagements. SPR currently provides the following service offerings: (i) General Consulting,
(ii) Systems Re-engineering, (iii) Century Date Compliance, (iv) Systems Maintenance and Support and (v) Information Delivery Services ("IDS"). Within each of these service offerings, the Company provides three levels of consulting support which are distinguished by the degree of responsibility the Company assumes: strategic planning, project management and implementation. The Company believes that this breadth of service and support fosters long-term client relationships, promotes cross-selling opportunities and minimizes the Company's dependence upon any particular service offering or client.

     The Company's proprietary service methodologies, Renovation(SM) and Renovation2000(SM), and its proprietary software analysis tool, CodeVu(SM), provide SPR with a disciplined approach to fulfill its engagements. Renovation(SM) and Renovation2000(SM) enable the Company to deliver its service offerings through a tested and repeatable format. CodeVu(SM) quickly and accurately provides information concerning client software portfolios. These service methodologies coupled with this software analysis tool facilitate the development of well-defined tasks and timetables for each phase of an engagement from strategic planning through implementation.

     Due to the complex nature of information technology, the rapidly changing technological environment and the year 2000 problem (the software glitch that will prevent computers from properly recognizing dates after the year 1999), many organizations are outsourcing their IT needs. The Company believes this outsourcing trend will continue to grow because: (i) organizations desire to focus their energies on their core business functions; (ii) organizations must address and resolve the year 2000 problem; (iii) IT solutions are becoming increasingly complex; and (iv) organizations often lack the IT skills necessary to address their IT needs.

     Total expenditures for professional IT services in the United States were estimated to be $54.1 billion in 1996. The professional IT services market, consisting of consulting and education, systems integration and development and systems management services, is expected to grow at a compound annual growth rate of approximately 14% over the next three years, reaching $79.6 billion by 1999. Large organizations, which make up the Company's primary target market, were expected to constitute approximately 46% of total expenditures in this market in 1996. The estimated cost in the United States to correct the year 2000 problem associated with software and databases is expected to be approximately $130 billion.

     The Company's objective is to become the leading IT service provider to both new and existing clients. To achieve this objective, the Company has pursued, and intends to continue to pursue, the following business and growth strategies:

    - Focus on Project Management. The Company will continue to focus on increasing its mix of project management and strategic planning engagements. The Company believes that by providing these value-added services, it gains a competitive advantage in assessing its clients' needs and anticipating opportunities to provide additional IT services.

    - Attract, Develop and Retain Qualified Technical Consultants. The Company has implemented a comprehensive entry-level training program for college graduates to address the industry-wide shortage of qualified technical consultants. In addition, the Company is developing several other training programs to further enhance its consultants' careers and improve their technical skills. SPR believes that these training programs and its recently established stock option and stock purchase plans will help it to attract, develop and retain consultants.

    - Capitalize on Century Date Compliance Expertise. SPR was an early entrant in the year 2000 segment of the market, completing its first Century Date Compliance engagement in 1993. The Company believes that its expertise in addressing the year 2000 problem will not only result in additional engagements, but that such engagements also will provide SPR with insight into its clients' IT environments, resulting in a competitive advantage in cross-selling additional IT services.

    - Deliver Unbiased Service Offerings. The Company uses Renovation(SM), Renovation2000(SM) and CodeVu(SM) in conjunction with the best available third-party application software and productivity tools without regard to specific third-party vendor relationships. The ability to assess client systems objectively enables the Company to provide its clients with technologies that are best suited to their individual needs.

    - Focus on Leading Technologies. The Company maintains and continues to build expertise not only in mainframe applications but also in other high demand technologies, such as Internet/intranet applications, open computing systems, object oriented solutions and relational database management systems. The Company's expertise in these areas, together with its relationships with software product developers and research institutions, allow SPR to remain on the leading edge of technological development.

    - Leverage Existing Client Base and Expand Client Services. The Company intends to continue building long-term client relationships by developing and expanding the services it provides to existing clients in response to its clients changing IT service needs. For example, in 1995 the Company began the development of its IDS service offering and in 1996 established its first Virtual Insourcing Center, which enables the Company to provide the full range of its service offerings in a Company facility rather than at its clients' facilities.

     SPR's growth strategies have allowed it to capitalize on the growing demand for IT services. The Company's revenues have increased at a compound annual growth rate of approximately 37% from 1992 through 1996. From 1995 to 1996, the Company's revenues increased 42%. More than 70% of the Company's 1996 revenues were attributable to 40 companies which have been clients for at least the prior three consecutive years. During 1996, the Company made significant infrastructure investments, which adversely affected the Company's gross profit and operating income, in order to satisfy anticipated future demand for the Company's service offerings. These investments included (i) the development and implementation of the Company's entry-level training program, (ii) the hiring of 272 IT consultants, 20 project managers, a Chief Financial Officer, and a General Manager to establish a Texas branch office, (iii) the establishment of, and initial staffing to support, the IDS service offering, (iv) the leasing of new office space in Chicago and Wisconsin and (v) the enhancement of the Company's proprietary service methodologies and proprietary software analysis tool.

                                  THE OFFERING

Common Stock Offered Hereby by:
  The Company......................................    1,666,666 shares
  The Selling Stockholders.........................    1,033,334 shares
Common Stock to Be Outstanding After the
  Offering.........................................    8,000,000 shares(1)
Use of Proceeds....................................    Pay dividends to enable the existing
                                                       stockholders to pay income taxes due on S
                                                       corporation income through the closing date of
                                                       the Offering, pay certain indebtedness, fund
                                                       build-out and equipping of an additional Virtual
                                                       Insourcing Center, open a Texas branch office,
                                                       expand the Company's entry-level recruiting and
                                                       training program and for general corporate
                                                       purposes. See "Use of Proceeds."
Nasdaq National Market Symbol......................    SPRI

-------------------------
(1) Excludes (i) 800,000 shares of Common Stock reserved for issuance upon exercise of options granted and to be granted pursuant to the Company's Combined Incentive and Non-statutory Stock Option Plan (of which options to purchase 442,000 shares of Common Stock are outstanding at an exercise price of $14.00 per share); and (ii) 500,000 shares reserved for issuance under the Company's Employee Stock Purchase Plan. See "Management -- Stock Plans," "Description of Capital Stock" and Note 11 of Notes to Financial Statements.

                             SUMMARY FINANCIAL DATA

                                                                    YEARS ENDED DECEMBER 31,
                                                     ------------------------------------------------------
                                                      1992     1993      1994          1995          1996
                                                      ----     ----      ----          ----          ----
                                                        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA(1):
  Revenues.........................................  $9,122   $11,731   $14,797      $ 22,908      $ 32,511
  Gross profit.....................................   2,218     3,393     4,373         7,383         9,224
    Selling expenses...............................     743     1,012     1,165         2,141         3,046
    Recruiting expenses............................     290       341       410           777         1,323
    Stock-based compensation.......................      --        --     6,510 (2)    27,987 (2)    12,231 (2)
    General and administrative expenses............   1,015     1,230     1,334         1,642         3,742
                                                     ------   -------   -------      --------      --------
  Total costs and expenses.........................   2,048     2,583     9,419        32,547        20,342
                                                     ------   -------   -------      --------      --------
  Operating income (loss)..........................     170       810    (5,046)(2)   (25,164)(2)   (11,118)(2)
  Other income (expense)...........................      27         6       (57)         (109)          (71)
                                                     ------   -------   -------      --------      --------
  Income (loss) before income
    taxes..........................................     197       816    (5,103)(2)   (25,273)(2)   (11,189)(2)
  Provision for income taxes.......................      15         4        75            21             9
                                                     ------   -------   -------      --------      --------
  Net income (loss), as reported(3)................  $  182   $   812   $(5,178)(2)   (25,294)(2)   (11,198)(2)
                                                     ======   =======   =======
  Pro forma provision for income taxes(3)..........                                     1,065           408
                                                                                     --------      --------
  Pro forma net (loss)(3)..........................                                  $(26,359)     $(11,606)
                                                                                     ========      ========
  Pro forma net (loss) per share(3)(4).............                                  $  (4.04)     $  (1.78)
                                                                                     ========      ========
  Weighted average common shares outstanding(4)....                                  6,525,346     6,525,346

                                                                DECEMBER 31,
                                                                    1996
                                                                ------------
BALANCE SHEET DATA(1):
  Cash......................................................       $  356
  Working capital...........................................        1,194
  Total assets..............................................        7,131
  Long-term debt, less current portion......................          206
  Total stockholders' equity................................        2,507(2)

-------------------------
(1) In October 1996, Systems Inc., SPR Chicago, SPR Tulsa, SPR Wisconsin and Data Flex merged into SPR and, in connection therewith, the stockholders of such companies received an aggregate of 6,333,134 shares of Common Stock of SPR. The financial data above has been restated to include the financial position and results of operations of the respective companies for all periods presented.

(2) In 1994, Systems Inc. transferred certain assets and liabilities to SPR Chicago and SPR Wisconsin. Inasmuch as such 1994 transactions were among family members within a control group, such transactions have been recorded in the Company's financial statements as if the stockholders of SPR Chicago and SPR Wisconsin received non-cash, stock-based compensation during 1994, 1995 and 1996 in an amount equal to the increase in the estimated value of such companies since 1994. This expense is non-recurring subsequent to October 31, 1996. Such compensation expense is recorded as stock-based compensation with the corresponding credit included in additional paid-in capital. Upon conversion of the Company to a C corporation upon closing of the Offering, the retained deficit of the Company, which includes the aggregate stock-based compensation expense, will be reclassified and netted against additional paid-in capital. Excluding such compensation expense, net income for 1995 and 1996 on a pro forma basis would have been $1.6 million and $0.6 million, respectively. See "-- Summary Unaudited Pro Forma Financial Data" and Note 10 of Notes to Financial Statements.

(3) Prior to the Offering, the Company was an S corporation and was not subject to Federal and certain state corporate income taxes. The Statement of Operations Data reflects a pro forma provision for income taxes as if the Company had been subject to Federal and state corporate income taxes for 1995 and 1996. The pro forma provision for income taxes represents a combined Federal and state effective tax rate of 40%. The pro forma provision for income taxes is computed by multiplying the effective tax rate times the (loss) before income taxes adjusted to eliminate the stock-based compensation expense and subtracting income taxes previously recorded.

(4) Pro forma net (loss) per share information assumes that 192,012 of the shares of Common Stock being offered by the Company hereby were outstanding during the periods presented. This represents the approximate number of shares of Common Stock which are being offered by the Company (assuming an initial public offering price of $14.00 per share and after deducting estimated underwriting discounts and commissions) to fund the payment of a dividend to enable the stockholders of record prior to the Offering to pay income taxes related to S corporation income through the closing date of the Offering (the "Dividend"). The Company currently estimates that the Dividend will be $2.5 million.

                   SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA

     The Summary Unaudited Pro Forma Financial Data are based on the historical financial statements of the Company, giving effect to the Offering and to the pro forma adjustments described in the accompanying notes as if the Offering occurred as of January 1, 1995 in the case of the Statement of Operations Data and December 31, 1996 in the case of the Balance Sheet Data. The Unaudited Pro Forma Financial Data are neither necessarily indicative of the results of operations which would have been achieved had the Offering occurred on January 1, 1995 nor are they necessarily indicative of the results of future operations. The Unaudited Pro Forma Financial Data should be read in conjunction with the financial statements of the Company included elsewhere in this Prospectus.

                                                                         PRO FORMA
                                                                ----------------------------
                                                                  YEARS ENDED DECEMBER 31,
                                                                ----------------------------
                                                                 1995              1996
                           (IN THOUSANDS, EXCEPT PER SHARE DATA) ----              ----
STATEMENT OF OPERATIONS DATA:
Revenues....................................................    $22,908          $32,511
Operating income............................................      2,823(1)         1,113(1)
Net income..................................................      1,628(2)           625(2)
Earnings per share..........................................       0.20              .08
Weighted average number of shares outstanding...............      8,000            8,000

                                                                     DECEMBER 31, 1996
                                                                ---------------------------
                                                                ACTUAL       AS ADJUSTED(3)
                                                                ------       --------------
BALANCE SHEET DATA:
Cash........................................................    $  356(4)       $16,664(4)
Working capital.............................................     1,194(4)        18,755(4)
Total assets................................................     7,131           22,973
Long-term debt, less current portion........................       206               35
Total stockholders' equity..................................     2,507(4)(5)     19,879(4)(5)

-------------------------
(1) In 1994, Systems Inc. transferred certain assets and liabilities to SPR Chicago and SPR Wisconsin. Inasmuch as such transactions were among family members within a control group, such transactions have been recorded in the Company's financial statements as if the stockholders of SPR Chicago and SPR Wisconsin received non-cash, stock-based compensation during 1994, 1995 and 1996 in an amount equal to the increase in the estimated value of such companies since 1994. This expense is non-recurring subsequent to October 31, 1996. The Summary Unaudited Pro Forma Financial Data eliminates such expense from operating income for 1995 and 1996; accordingly, operating income for such periods was increased by $28.0 million and $12.2 million, respectively. See Note 10 of Notes to Financial Statements.

(2) Prior to the Offering, the Company was an S corporation and was not subject to Federal and certain state corporate income taxes. The Statement of Operations Data reflects a pro forma provision for income taxes as if the Company had been subject to Federal and state corporate income taxes for all periods. The pro forma provision for income taxes represents a combined Federal and state effective tax rate of 40%.

(3) Adjusted to reflect the application of the estimated net proceeds from the Offering, estimated to be $20.9 million (assuming an initial public offering price of $14.00 per share). The proceeds from the Offering will be used to pay the Dividend (see note 4), pay a stockholder note, borrowings under a line of credit and a term note and for general corporate purposes.

(4) Immediately prior to consummation of the Offering, the Company intends to declare the Dividend. The Company currently estimates that the Dividend will be $2.5 million.

(5) Upon conversion of the Company to a C corporation at the closing of the Offering, the Company will record $1.0 million in estimated deferred income tax liabilities which will reduce retained earnings and increase liabilities. Retained deficit of the Company (including the stock-based compensation expense), after recording the estimated Dividend and deferred income taxes, will be reclassified and netted against additional paid-in capital.

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should consider carefully the risks associated with investing in the Common Stock, including the principal risk factors set forth below, as well as other information set forth in this Prospectus.

NEED TO ATTRACT AND RETAIN QUALIFIED TECHNICAL CONSULTANTS

     The Company's business involves the delivery of professional services and is very labor-intensive. The Company's success depends in large part upon its ability to attract, develop, motivate and retain qualified technical consultants, particularly project managers and other senior technical personnel. Qualified technical consultants are in great demand and are likely to remain a limited resource for the foreseeable future. This demand may enable qualified technical consultants to command significantly greater compensation than is currently paid by the Company. There can be no assurance that the Company will be able to continue to attract and retain a sufficient number of qualified technical consultants in the future. Historically, the Company has experienced turnover rates which it believes are consistent with industry norms. As competition for qualified technical consultants increases, there can be no assurance that the turnover rate experienced by the Company will not increase. The Company's inability to hire a sufficient number of qualified technical consultants, or a significant increase in the Company's consultant turnover rate, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Business Strategies."

MANAGEMENT OF GROWTH

     The Company's rapid revenue and employee growth has placed, and could continue to place, significant demands upon its management and other resources. To manage its growth effectively, the Company will be required to continue to develop and improve its operational, financial and other internal systems, as well as its business development capabilities. In addition, the Company's future success will depend in large part upon its ability to maintain high rates of consultant utilization, maintain the quality of its services and integrate and operate the branch offices that were merged into the Company in October 1996. Moreover, none of the Company's senior management has any experience managing a public company. The Company's inability to manage its growth and engagements effectively could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Need to Attract and Retain Qualified Technical Consultants" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RELIANCE ON CENTURY DATE COMPLIANCE ENGAGEMENTS

     Over the next few years, the Company expects to derive a majority of its revenues from Century Date Compliance engagements. Revenues derived by the Company from Century Date Compliance engagements were approximately $0.6 million and $9.0 million for 1995 and 1996, respectively. However, market demand for Century Date Compliance services will likely decrease substantially, and eventually cease, during and after the year 2000. In addition, the Company's growth strategy is substantially dependent upon leveraging its Century Date Compliance expertise to obtain other consulting engagements from its Century Date Compliance clients. The Company's inability to consistently complete Century Date Compliance engagements to its clients' satisfaction or to procure additional consulting engagements from such clients could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     While several software programs have been developed to assist IT service professionals in making existing systems year 2000-compliant, there is presently no fully-automated solution (a "silver bullet") to the year 2000 problem. There can be no assurance that a silver bullet will not be developed. Moreover, certain companies may elect to replace their existing systems with year 2000-compliant hardware and software, rather than incur substantial cost in making their existing systems year 2000-compliant. The development of a silver bullet or decisions by a significant number of companies to replace their existing systems with year

2000-compliant hardware and software could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

     The highly competitive market for IT services includes a large number of competitors and is subject to rapid change. The Company believes its primary competitors include "Big Six" accounting firms, systems consulting and implementation firms, application software firms, service groups of computer equipment companies, general management consulting firms and programming companies. Many of these competitors have significantly greater financial, technical and marketing resources and greater name recognition than the Company. In addition, the Company competes with its clients' internal IT personnel. Such competition may impose additional pricing pressures on the Company. There can be no assurance that the Company can compete successfully with its existing competitors or with any new competitors. See "Business -- Competition."

ENGAGEMENT AND CONTRACT RISKS

     Many of the Company's engagements involve projects that are critical to the operations of its clients' businesses. The Company's failure or inability to complete engagements to its clients' satisfaction could have a material adverse effect on its clients' operations and could consequently subject the Company to litigation or damage the Company's reputation, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Substantially all of the Company's contracts are terminable by the client on relatively short notice, with or without cause and without penalty. The unexpected termination by a client of a significant contract could have a material adverse effect on the Company's consultant utilization rate which, in turn, could have a material adverse effect on the Company's business, financial condition and results of operations. The Company principally bills for its services on a "time and materials basis;" however, some of the Company's contracts contain a cap on the amount of fees the Company can charge. In addition, the Company currently is performing services for several of its significant clients pursuant to oral agreements or written contracts that are no longer in effect. In the event of a dispute, the absence of a written and binding agreement limiting the Company's liability to the client could have a material adverse effect on the Company's business, financial condition and results of operations. Some of the Company's contracts give its clients the right in certain circumstances to hire consultants employed or retained by the Company, and several clients have, in fact, hired Company consultants in the past. The loss of one or more project managers or a significant number of qualified technical consultants to the Company's clients could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CUSTOMER CONCENTRATION


     The Company has derived, and believes that it will continue to derive, a significant portion of its revenues from a limited number of large clients. In 1995 and 1996, the Company's largest client accounted for approximately 11% and 16% of its revenues, respectively, and its ten largest clients accounted for approximately 51% and 52% of its revenues, respectively. The volume of work performed for specific clients varies from year to year. There can be no assurance that a large client in one year will continue to use the Company's services in a subsequent year. Furthermore, the Company rarely is the exclusive provider of IT consulting services to its clients. The loss of any large client could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Client Base."


RISKS OF BRANCH EXPANSION

     The Company anticipates future growth through branch expansion, which is dependent upon a number of factors, including, but not limited to: (i) the ability to cultivate additional business from existing clients and obtain new clients; (ii) the ability to identify and hire qualified IT consultants within both new and existing markets; and (iii) the continued hiring and training of corporate personnel to open and staff additional branch offices. The Company has not opened a new branch office since 1979; however, the Company has hired a general manager for the Texas region and is planning to open a branch office in Texas in 1997. There can be no assurance that new branch offices will be profitable. See "-- Need to Attract and Retain Qualified Technical Consultants."

INTELLECTUAL PROPERTY RIGHTS

     Software developed by SPR in connection with a client engagement typically becomes the exclusive property of the client. Although the Company believes that its services and the software it develops for its clients do not infringe upon the intellectual property rights of others and that it has all rights necessary to utilize the intellectual property employed in its business, the Company is subject to the risk of litigation alleging infringement of third-party intellectual property rights. The Company typically agrees to indemnify its clients against such claims. Any such claims could require the Company to spend significant sums in litigation, pay damages, develop non-infringing intellectual property or acquire licenses to the intellectual property which is the subject of asserted infringement.

     The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its rights, the rights of third parties from whom the Company licenses intellectual property and the proprietary rights of its clients. The Company requires all consultants to sign confidentiality agreements and limits distribution of proprietary information. There can be no assurance, however, that the steps taken by the Company will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. See "Business -- Intellectual Property Rights."

RELIANCE UPON EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The success of the Company is highly dependent upon the efforts and abilities of its executive officers, particularly Mr. Robert Figliulo, the Company's President. Although all of its executive officers and certain key employees will enter into employment agreements with the Company which will contain noncompetition, nondisclosure and nonsolicitation covenants, such agreements do not guarantee that these individuals will continue their employment with the Company. The loss of the services of any of these executive officers or key employees for any reason could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Management -- Employment Agreements."

CONTROL BY PRINCIPAL STOCKHOLDERS

     After giving effect to the Offering, members of the Figliulo family, in the aggregate, Michael Fletcher and Rene Potter will beneficially own approximately 50.5%, 8.1% and 7.7%, respectively, of the outstanding shares of Common Stock. As a result, such persons collectively will be able to control the outcome of matters requiring a stockholder vote, including the election of directors. Such control could preclude any unsolicited acquisition of the Company and, consequently, adversely affect the market price of the Common Stock. See "Principal and Selling Stockholders" and "Description of Capital Stock -- Delaware Law and Certain Certificate of Incorporation and By-law Provisions; Antitakeover Effects."

VARIABILITY OF QUARTERLY OPERATING RESULTS

     The Company's revenues and earnings have fluctuated and, in the future, may fluctuate from quarter to quarter based on such factors as the number, size and scope of projects in which the Company is engaged, the contractual terms and degree of completion of such engagements, any delays incurred in connection with an engagement, consultant utilization rates, the adequacy of provisions for losses, the accuracy of estimates of resources required to complete ongoing engagements and general economic conditions. Unanticipated variations in the number, or progress toward completion, of the Company's engagements or in consultant utilization rates may cause significant variations in operating results in any particular quarter and could result in losses for such quarter. An unanticipated termination of a major engagement, a client's decision not to proceed to the stage of the engagement anticipated by the Company or the completion during a quarter of several major client engagements could leave the Company with underutilized consultants, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

EMPLOYMENT LIABILITY RISKS

     The Company generally places its consultants in the workplaces of other businesses. Risks of such placement include possible claims of errors and omissions, misuse of client proprietary information, misappropriation of funds, discrimination and harassment, theft of client property, other criminal activity or torts and other claims. Although historically the Company has not experienced any material claims of these types, there can be no assurance that the Company will not experience such claims in the future. To reduce its exposure, the Company maintains insurance covering general liability, workers' compensation claims, errors and omissions and employer practices liability. There can be no assurance, however, that the Company's insurance will cover all such claims, or that such insurance coverage will continue to be available economically in amounts adequate to cover any such liability or that such coverage will adequately compensate the Company for such liabilities.

RISKS OF LICENSING CENTURY DATE COMPLIANCE METHODOLOGY

     The Company has entered into a non-exclusive agreement to license its Century Date Compliance methodology, Renovation2000(SM), and its proprietary software analysis tool, CodeVu(SM), to an unaffiliated technical services company operating in New York and other markets where the Company is not currently doing business. The Company may in the future enter into similar licensing agreements with other third parties in specific geographic regions in which it does not presently conduct business. There can be no assurance that such licensees will properly utilize the Company's methodology or software analysis tool. The failure by licensees to adhere strictly to SPR's standards in utilizing the Renovation2000(SM) methodology or CodeVu(SM) in Century Date Compliance engagements could subject SPR to litigation and harm SPR's reputation thereby resulting in a material adverse effect on the Company's business, financial condition and results of operations.

ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has not been a public market for the Common Stock and there can be no assurance that an active trading market will develop or be sustained after the Offering. The initial public offering price for the Common Stock offered hereby will be determined by negotiations between the Company and the representatives of the Underwriters, and may not be indicative of the market price for the Common Stock after the Offering. See "Underwriting" for a discussion of factors to be considered in determining the initial public offering price. There can be no assurance that the market price of the Common Stock will not decline below the initial public offering price. The Company believes that variations in the Company's results of operations and other factors, including general economic conditions, may cause the market price of the Common Stock to fluctuate significantly. The market price for the Common Stock may also be affected by the Company's ability to meet analysts' expectations, and any failure to meet such expectations, even if minor, could have a material adverse effect on the market price of the Common Stock. In addition, from time to time in recent years, the securities markets have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. Following the Offering, sales or the expectation of sales of substantial amounts of Common Stock in the public market by the Company or its stockholders also could adversely affect the prevailing market prices for the Common Stock. See "Underwriting."

IMMEDIATE AND SUBSTANTIAL DILUTION

     The assumed initial public offering price is substantially higher than the pro forma net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in the Offering will therefore incur immediate and substantial dilution of $11.52 per share of Common Stock based on an assumed initial public offering price of $14.00 per share. To the extent outstanding options to purchase Common Stock are exercised, there will be further dilution. See "Dilution."

SIGNIFICANT UNALLOCATED NET PROCEEDS

     The only specific allocations of the Company's anticipated net proceeds from the Offering is the payment to existing stockholders of the Dividend; repayment of certain indebtedness, including a note payable to Eugene Figliulo, the founder of the Company's predecessor, and bank loans; funding of additional consultant training; and costs associated with the development and expansion of off-site service centers (the "Virtual Insourcing Centers"). See "Business -- Growth Strategies -- Further Develop Virtual Insourcing Centers." Accordingly, a substantial majority of the Company's anticipated net proceeds of the Offering has not been designated for specific uses. The Board of Directors of the Company will have broad discretion with respect to the use of such unallocated net proceeds. See "Use of Proceeds."

ANTI-TAKEOVER PROVISIONS

     The Company's Certificate of Incorporation and By-laws and the Delaware General Corporation Law contain certain provisions that could have the effect of discouraging or making more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise, even though such an acquisition might be economically beneficial to the Company's stockholders. These include provisions under which (i) only the Chairman of the Board or the President may call meetings of stockholders, and (ii) stockholders must comply with certain advance notice procedures to nominate candidates for election as directors of the Company and to submit proposals for consideration at stockholders' meetings. The ability of the Board of Directors to issue up to 3,000,000 shares of preferred stock, in one or more classes or series, and with such powers, designations, preferences and relative, participating, optional or special rights, qualifications, limitations or restrictions as may be determined by the Board of Directors of the Company, also could make an acquisition of the Company more difficult. In addition, these provisions may make the removal of management more difficult, even in cases where such removal would be favorable to the interests of the Company's stockholders. See "-- Control by Principal Stockholders," "Management -- Directors and Executive Officers" and "Description of Capital Stock -- Delaware Law and Certain Certificate of Incorporation and By-law Provisions; Anti-Takeover Effects."

BENEFITS TO EXISTING STOCKHOLDERS

     The existing stockholders of the Company will realize substantial benefits from the Offering, including the creation of a public market for the Common Stock and an immediate increase in the net tangible book value of their shares of Common Stock. Moreover, a portion of the Company's net proceeds from the Offering will be paid to: (i) Eugene Figliulo to pay the outstanding balance due on an outstanding stock redemption note; and (ii) the existing stockholders to enable such stockholders to pay income taxes related to S corporation income through the closing date of the Offering. In addition, all of the existing stockholders of the Company (except for Robert Figliulo, David Figliulo and Michael Fletcher) intend to sell an aggregate of 1,033,334 shares of Common Stock in the Offering (1,438,334 shares if the underwriters' over-allotment option is exercised in full). The proceeds of such proposed sales (net of estimated underwriting discounts and commissions) based upon an assumed initial public offering price of $14.00 per share will significantly exceed the amount paid for such shares by the Selling Stockholders. Finally, the Company has granted Robert Figliulo, David Figliulo, John Figliulo and Michael Fletcher an unlimited number of demand and piggyback registration rights covering an aggregate of 532,184 shares of Common Stock. See "Use of Proceeds," "Dilution," "Certain Transactions" and "Principal and Selling Stockholders."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 8,000,000 shares of Common Stock outstanding, of which the 2,700,000 shares sold pursuant to the Offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act") (other than by an "affiliate" of the Company, as defined in the Securities Act), and the remaining 5,300,000 shares will be "restricted securities" under Rule 144 ("Rule 144") promulgated under the Securities Act. Holders of the restricted shares will be eligible to sell such shares pursuant to Rule 144 at prescribed times and subject to the manner of sale, volume, notice and information restrictions of Rule 144. The Company has granted Robert Figliulo, David Figliulo, John Figliulo and Michael Fletcher an unlimited number of demand and piggyback registration rights covering an aggregate of 532,184 shares of Common Stock. In addition, 800,000 shares of Common Stock are reserved for issuance under the Company's Combined Incentive and Non-statutory Stock Option Plan (the "Option Plan") and 500,000 shares of Common Stock are reserved for issuance under the Company's Employee Stock Purchase Plan. The Company intends to register under the Securities Act all of the shares covered by the Option Plan and the Employee Stock Purchase Plan, which shares upon issuance would become freely tradeable without restriction. Each of (i) the Company, (ii) all of the Company's executive officers and directors, and (iii) all stockholders of the Company owning Common Stock immediately prior to the Offering have agreed not to offer, sell, contract to sell or otherwise dispose of, any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, or grant any options or warrants to purchase Common Stock, except in certain circumstances, for 180 days after the date of this Prospectus without the prior consent of Smith Barney Inc., which agreements may be waived by Smith Barney Inc. in its discretion. None of the 5,300,000 shares of Common Stock which are restricted securities will be eligible for sale after the expiration of such lock-up agreements until the applicable holding period under Rule 144 (currently two years) has expired. Thereafter, all 5,300,000 shares of Common Stock which are restricted securities will be eligible for sale subject to the provisions of Rule 144. Following the Offering, sales or the expectation of sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price for the Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. See "Shares Eligible for Future Sale" and "Underwriting."

                                  THE COMPANY

     The Company's business was founded in 1973 by Eugene Figliulo as Systems Inc. During 1994, Systems Inc. transferred certain assets and liabilities to SPR Chicago, SPR Tulsa, and SPR Wisconsin, respectively. These entities were organized as S corporations and owned by the executives primarily responsible for the operations in each of these locations. SPR Chicago, SPR Tulsa, SPR Wisconsin, Systems Inc. and Data Flex (an affiliated IT services company in a complementary business) were merged into the Company upon the Company's formation in October 1996. See "Certain Transactions."

     The Company maintains its principal executive offices at 2015 Spring Road, Oak Brook, Illinois 60521. Its telephone number is (630) 990-2040. The Company's World Wide Web address is www.sprinc.com.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,666,666 shares of Common Stock offered by it hereby (after deducting estimated underwriting discounts and commissions and estimated offering expenses) are estimated to be approximately $20.9 million, based upon an assumed initial public offering price of $14.00 per share of Common Stock.

     The principal purposes of the Offering are to increase the Company's equity capital and financial flexibility, create a public market for the Common Stock, facilitate future access by the Company to the public equity markets, enhance the Company's ability to use Common Stock as a means of attracting and retaining key employees and technical staff, and provide working capital to fund the Company's growth strategies. See "Business -- Growth Strategies" and "Business -- Recruiting and Training."

     The Company intends to use a portion of its net proceeds from the Offering to pay existing stockholders of the Company the Dividend in an aggregate amount of $2.5 million to enable such stockholders to pay Federal and state income taxes due on S corporation taxable income through the closing date of the Offering. See "Certain Transactions." In addition, the Company intends to use approximately $0.6 million of its net proceeds to pay outstanding indebtedness to Eugene Figliulo and approximately $1.5 million of such proceeds to pay outstanding indebtedness under a line of credit and term note. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for information regarding interest rates, maturities and use of proceeds of indebtedness.

     Approximately $1.4 million of the net proceeds will be used to build-out and equip an additional Virtual Insourcing Center and open a Texas branch office. See "Business -- Growth Strategies -- Further Develop Virtual Insourcing Centers" and "Business -- Growth Strategies -- Expand Geographic Presence." As of December 31, 1996, the Company had not incurred, or made any commitments to incur, significant capital expenditures with respect to either the additional Virtual Insourcing Center or the Texas branch office.

     The Company intends to use the remaining net proceeds for general corporate purposes, including the expansion of its entry-level recruiting and training program. Pending any of the foregoing uses, the Company intends to invest the net proceeds in short-term, investment grade securities, certificates of deposit or direct or guaranteed obligations of the United States government. The Company will not receive any proceeds from shares of Common Stock sold by the Selling Stockholders.

                                DIVIDEND POLICY

     Except for distributions to stockholders to fund their payments of taxes due on prior year S corporation income, the Company has not declared or paid any cash dividends on the Common Stock. After the Offering, except for the Dividend, the Company expects to retain any future earnings to finance the operation and expansion of its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Any future determination as to the payment of dividends will depend upon the results of operations, financial condition, capital expenditure plans and other obligations of the Company and will be at the sole discretion of the Company's Board of Directors.

                                 CAPITALIZATION

     The following table sets forth the Company's long-term indebtedness and capitalization as of December 31, 1996 and as adjusted to give effect to the sale of 1,666,666 shares of Common Stock offered by the Company (at an assumed initial public offering price of $14.00 per share) and the application of the estimated net proceeds therefrom. The information set forth below should be read in conjunction with the Financial Statements and related Notes thereto contained elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                  AS OF DECEMBER 31, 1996
                                                                ----------------------------
                                                                 ACTUAL          AS ADJUSTED
                                                                 ------          -----------
                                                                                 (UNAUDITED)
                                                                       (IN THOUSANDS)
Current debt................................................    $  2,050           $    64
                                                                ========           =======
Long-term debt, less current maturities.....................         206                35
                                                                --------           -------
Stockholders' equity:
  Preferred Stock, $.01 par value; 3,000,000 shares
     authorized; no shares issued and outstanding...........          --                --
  Common Stock, $.01 par value; 13,000,000 shares
     authorized; 6,333,334 shares issued and outstanding
     actual; 8,000,000 shares issued and outstanding as
     adjusted...............................................          63(1)             80(1)
Additional paid-in capital..................................      46,736            19,799(2)
Retained deficit............................................     (44,292)               --(2)
                                                                --------           -------
Total stockholders' equity..................................       2,507            19,879(2)
                                                                --------           -------
  Total capitalization......................................    $  2,713           $19,914
                                                                ========           =======

-------------------------
(1) Excludes 800,000 shares of Common Stock reserved for issuance upon exercise of options granted or to be granted pursuant to the Option Plan and 500,000 shares of Common Stock reserved for issuance pursuant to the Employee Stock Purchase Plan. See "Management -- Stock Plans," "Description of Capital Stock" and Note 11 of Notes to Financial Statements.

(2) Immediately prior to closing of the Offering, the Company intends to declare the Dividend. The Company currently estimates that the Dividend will be $2.5 million. Upon conversion of the Company to a C corporation at the closing of the Offering, the Company will record approximately $1.0 million in deferred income taxes which will reduce retained earnings and increase liabilities. Retained deficit of the Company (including the stock-based compensation expense), after recording the estimated Dividend and deferred income tax liabilities, will be reclassified and netted against additional paid-in capital in connection with the termination of the Company's S corporation election.

                                    DILUTION

     As of December 31, 1996, the Company's net tangible book value was $2,507,348 or $.40 per share of Common Stock. Net tangible book value per share represents the Company's total net tangible assets less total liabilities divided by the number of shares of Common Stock outstanding. Without taking into account any other changes in net tangible book value after December 31, 1996, other than to give effect to the Company's receipt of its portion of the estimated net proceeds of the Offering, at an assumed initial public offering price of $14.00 per share, the payment of the Dividend and the recording of deferred taxes of approximately $1,028,000, the pro forma net tangible book value of the Company on December 31, 1996 would have been $19,879,339 or $2.48 per share. This represents an immediate increase in net tangible book value to the existing stockholders of approximately $2.64 per share and an immediate dilution to purchasers of shares of Common Stock in the Offering of $11.52 per share, as illustrated by the following:

Assumed initial public offering price per share.............             $14.00
  Net tangible book value per share as of December 31,
     1996...................................................    $ .40
  Decrease per share attributable to the Dividend and
     deferred taxes(1)......................................     (.56)
  Increase per share attributable to new investors..........     2.64
Pro forma net tangible book value per share after the
  Offering(2)...............................................               2.48
                                                                         ------
Net tangible book value per share dilution to new
  investors.................................................             $11.52
                                                                         ======

-------------------------
(1) Includes the Dividend of $2.5 million and deferred taxes of $1.0 million to be recorded upon conversion of the Company from an S corporation to a C corporation.

(2) Does not reflect 800,000 shares of Common Stock reserved for issuance upon exercise of options granted or to be granted in the future pursuant to the Option Plan (of which options to purchase 442,000 shares of Common Stock are currently outstanding at an exercise price of $14.00 per share).

     The following table sets forth, at December 31, 1996, after giving effect to the Offering, the differences between existing stockholders and new investors who purchase Common Stock in the Offering at the assumed initial public offering price of $14.00 per share, with respect to the number of shares purchased from the Company, the total consideration paid and the average price per share paid:

                                    SHARES PURCHASED(1)(2)           TOTAL CONSIDERATION
                                    -----------------------       -------------------------       AVERAGE PRICE
                                     NUMBER         PERCENT         AMOUNT          PERCENT         PER SHARE
                                     ------         -------         ------          -------       -------------
Existing stockholders...........    6,333,334         79.2%       $46,799,536(3)     66.7%           $ 7.39(3)
New investors...................    1,666,666         20.8         23,333,324        33.3             14.00
                                    ---------        -----        -----------        ----
     Total......................    8,000,000        100.0%       $70,132,860         100%
                                    =========        =====        ===========        ====

-------------------------
(1) Excludes 800,000 shares of Common Stock reserved for issuance upon exercise of options granted or to be granted pursuant to the Option Plan (of which options to purchase 442,000 shares of Common Stock are currently outstanding at an exercise price of $14.00 per share). To the extent such options are exercised, there will be further dilution to new investors.

(2) The above table is based on ownership as of December 31, 1996. Sales by Selling Stockholders in the Offering will reduce the number of shares held by existing stockholders to 5,300,000 shares or 66.3% of the total number of shares of Common Stock outstanding after the Offering (61.2% if the Underwriters' over-allotment option is exercised in full), and will increase the number of shares held by new investors to 2,700,000 shares or 33.7% of the total number of shares of Common Stock outstanding after the Offering (38.8% if the Underwriters' over-allotment option is exercised in full). See "Principal and Selling Stockholders."

(3) Represents the sum of stated capital and additional paid-in capital, which includes an aggregate of $46.7 million, or $7.38 per share, of non-cash, stock-based compensation for 1994, 1995 and 1996.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the Financial Statements of the Company and notes thereto. The Statement of Operations Data and Balance Sheet Data for, and as of, the end of each of the years in the four year period ended December 31, 1996 are derived from the audited Financial Statements of the Company. The Statement of Operations Data and Balance Sheet Data for, and as of, the year ending December 31, 1992, have been derived from the unaudited financial statements of the Company and in the opinion of management include all adjustments (consisting of normal and recurring adjustments) which are necessary to present fairly the results of operations and financial position of the Company for the period and at the date presented.

                                                                       YEARS ENDED DECEMBER 31,
                                                      ----------------------------------------------------------
                                                       1992      1993       1994           1995           1996
                                                       ----      ----       ----           ----           ----
                                                           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:(1)
  Revenues........................................    $9,122    $11,731    $14,797       $ 22,908       $ 32,511
  Cost of services................................     6,904      8,338     10,424         15,525         23,287
                                                      ------    -------    -------       --------       --------
  Gross profit....................................     2,218      3,393      4,373          7,383          9,224
  Costs and expenses:
    Selling.......................................       743      1,012      1,165          2,141          3,046
    Recruiting....................................       290        341        410            777          1,323
    Stock-based compensation......................        --         --      6,510 (2)     27,987 (2)     12,231 (2)
    General and administrative....................     1,015      1,230      1,334          1,642          3,742
                                                      ------    -------    -------       --------       --------
  Total costs and expenses........................     2,048      2,583      9,419         32,547         20,342
                                                      ------    -------    -------       --------       --------
  Operating income (loss).........................       170        810     (5,046)(2)    (25,164)(2)    (11,118)(2)
  Other income (expense)..........................        27          6        (57)          (109)           (71)
                                                      ------    -------    -------       --------       --------
  Income (loss) before income taxes...............       197        816     (5,103)(2)    (25,273)(2)    (11,189)(2)
  Provision for income taxes......................        15          4         75             21              9
                                                      ------    -------    -------       --------       --------
  Net income (loss), as reported(3)...............    $  182    $   812    $(5,178)(2)    (25,294)(2)    (11,198)(2)
                                                      ======    =======    =======                      ========
  Pro forma provision for income taxes(3).........                                          1,065            408
                                                                                         --------       --------
  Pro forma net (loss)(3).........................                                       $(26,359)      $(11,606)
                                                                                         ========       ========
  Pro forma net (loss) per share(3)(4)............                                       $  (4.04)      $  (1.78)
                                                                                         ========       ========
  Weighted average common shares outstanding(4)...                                       6,525,346      6,525,346
BALANCE SHEET DATA (AT END OF PERIOD)(1):
  Cash............................................    $  298    $   289    $ 1,083       $  1,109       $    356
  Working capital.................................     1,098      1,771      1,674          2,370          1,194
  Total assets....................................     1,670      2,418      3,573          5,584          7,131
  Long-term debt, less current portion............        --         --      1,841            704            206
  Total stockholders' equity......................     1,149      1,954        326          2,275          2,507

---------------
(1) In October 1996, Systems Inc., SPR Chicago, SPR Tulsa, SPR Wisconsin and Data Flex merged into SPR and, in connection therewith, the stockholders of such companies received an aggregate of 6,333,134 shares of Common Stock of SPR. The financial data above has been restated to include the financial position and results of operations of the respective companies for all periods presented.

(2) In 1994, Systems Inc. transferred certain assets and liabilities to SPR Chicago and SPR Wisconsin. Inasmuch as such 1994 transactions were among family members within a control group, such transactions have been recorded in the Company's financial statements as if the stockholders of SPR Chicago and SPR Wisconsin received non-cash, stock-based compensation during 1994, 1995 and 1996 in an amount equal to the increase in the estimated value of such companies since 1994. This expense is non-recurring subsequent to October 31, 1996. Such compensation expense is recorded as stock-based compensation with the corresponding credit included in additional paid-in capital. Upon conversion of the Company to a C corporation upon closing of the Offering, the retained deficit of the Company, which includes the aggregate stock-based compensation expense, will be reclassified and netted against additional paid-in capital. Excluding such compensation expense, net income for 1995 and 1996 on a pro forma basis would have been $1.6 million, and $0.6 million, respectively. See "Prospectus Summary -- Summary Unaudited Pro Forma Financial Data" and
     Note 10 of Notes to Financial Statements.

(3) Prior to the Offering, the Company was an S corporation and was not subject to Federal and certain state corporate income taxes. The Statement of Operations Data reflects a pro forma provision for income taxes as if the Company had been subject to Federal and state corporate income taxes for 1995 and 1996. The pro forma provision for income taxes represents a combined Federal and state effective tax rate of 40%. The pro forma provision for income taxes is computed by multiplying the effective tax rate times the (loss) before income taxes adjusted to eliminate the stock-based compensation expense and subtracting income taxes previously recorded.

(4) Pro forma net (loss) per share information assumes that 192,012 of the shares of Common Stock being offered by the Company hereby were outstanding during the periods indicated. This represents the approximate number of shares of Common Stock which are being offered by the Company (assuming an initial public offering price of $14.00 per share and after deducting estimated underwriting discounts and commissions) to fund the payment of the Dividend. The Company currently estimates that the Dividend will be $2.5 million.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     The following section of the Prospectus, Management's Discussion and Analysis of Financial Condition and Results of Operations, contains certain forward-looking statements that involve substantial risks and uncertainties. "Expect" and similar expressions, as they relate to the Company or its management, are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results, performance or achievements expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors."

COMPANY OVERVIEW

     The Company was founded in 1973 and derives its revenues from providing IT consulting services. SPR principally bills its clients on a "time and materials basis" and revenues are recognized as services are provided. Typically, the Company bills for its services on a biweekly basis to monitor client satisfaction and to manage its outstanding accounts receivable balances. The Company's cost of services consists primarily of consultant compensation and related expenses. Accordingly, the Company's financial performance is substantially affected by billing margins (billable hourly rate less consultant hourly cost) and consultant utilization rates (the ratio of hours billed to total available hours).

     Historically, SPR has maintained its billing margins by increasing its hourly rates to offset increases in its consulting staff costs. The Company manages its billing margins by establishing a target billing rate for each consultant; however, actual billing rates may be higher or lower than the target billing rates depending upon competitive pressures and market conditions. Hourly billing rate increases are generally implemented by the Company based upon market conditions, consultant skill levels and the terms of its engagements.

     To date, the Company believes that it has effectively managed its consultant utilization rates. Fluctuations in consultant utilization rates result from variations in the amount of unassigned time, which historically has consisted of training, vacation, sick and holiday time and time spent on administrative support activities while between engagements. In order to reduce unassigned time, the Company actively manages the terms of its engagements and matches available consultants based upon client requirements. In addition, the number of new consultant training programs and the amount of time it takes to assign the newly trained consultants vary, thereby affecting the Company's consultant utilization rates from period to period.

     The Company believes that its business and growth strategies are primarily dependent upon the availability of qualified technical consultants. To address the shortage of qualified technical consultants, the Company has developed a six- to eight-week training program targeted at college graduates with degrees other than computer science. This program specifically focuses on Century Date Compliance. Advanced course modules are under development and will concentrate on the Company's other service offerings. The individuals enrolled in the entry-level training program are paid a salary commensurate with the salary paid to computer science graduates. Since the commencement of the entry-level training program on February 15, 1996, 60 individuals have entered and successfully completed entry-level training. As of January 31, 1997, 53 entry-level trainees had been assigned to client engagements and seven are expected to be assigned in the near future. The Company incurred approximately $1,300,000 in expenses attributable to the training program in 1996, all of which have been expensed as incurred. These expenses, which adversely affected gross profit and operating income in 1996, include approximately $321,000 of salaries and benefits attributable to trainees during the period in which they were enrolled in the training program, $450,000 of salaries and benefits attributable to these individuals pending their assignment to billable engagements, $445,000 of other training related expenses and $85,000 of recruiting expenses. The Company intends to conduct additional training classes on a regular basis in 1997. Since the costs of those consultants completing the entry-level training program in 1996 have been fully expensed in 1996, the Company believes its operating profit should improve, in part, as a result of this investment. The delay between the time consultants complete the entry-level training course and the time they are assigned to billable engagements is expected to significantly decrease as the demand for Century Date Compliance services and the acceptance of entry-level consultants by the Company's clients grow.

     In 1994, Systems Inc. transferred certain assets and liabilities to SPR Chicago and SPR Wisconsin. Inasmuch as such 1994 transactions were among family members within a control group, such transactions have been recorded in the Company's financial statements as if the stockholders of SPR Chicago and SPR Wisconsin received noncash, stock-based compensation during 1994, 1995 and 1996. This compensation expense was allocated to each such period based upon the increase in the estimated fair market value of SPR Chicago and SPR Wisconsin during the respective periods. This expense is non-recurring subsequent to October 31, 1996. The pro forma financial data eliminates such expense from operating income for 1995 and 1996; accordingly, pro forma operating income reflects additional income of $28.0 million and $12.2 million, respectively. Upon the conversion of the Company to a C corporation at closing of the Offering, the retained deficit of the Company, which includes the aggregate stock-based compensation expense, will be reclassified and netted against additional paid-in capital.

RESULTS OF OPERATIONS

     The following table sets forth selected statements of operations data as a percentage of revenues for the periods indicated:

                                                                   YEAR ENDED DECEMBER 31,
                                                                ------------------------------
                                                                1994         1995         1996
                                                                ----         ----         ----
Revenues....................................................    100%          100%        100%
Cost of services............................................     70            68          72
                                                                ---          ----         ---
     Gross profit...........................................     30            32          28
Costs and expenses:
  Selling...................................................      8             9           9
  Recruiting................................................      3             3           4
  Stock-based compensation..................................     44(1)        122(1)       38(1)
  General and administrative................................      9             7          11
                                                                ---          ----         ---
     Total costs and expenses...............................     64           141          62
                                                                ---          ----         ---
Operating income (loss).....................................    (34)(1)      (109)(1)     (34)(1)
Provision for income taxes..................................      1            --          --
                                                                ---          ----         ---
Net income (loss)...........................................    (35)%(1)     (109)%(1)    (34)%(1)
                                                                ===          ====         ===

-------------------------

(1) In 1994, Systems Inc. transferred certain assets and liabilities to SPR Chicago and SPR Wisconsin. Inasmuch as such transactions were among family members within a control group, such transactions have been recorded in the Company's financial statements as if the stockholders of SPR Chicago and SPR Wisconsin received non-cash, stock-based compensation during 1994, 1995 and 1996, in an amount equal to the increase in the estimated value of such companies since 1994. This expense is non-recurring subsequent to October 31, 1996. The Summary Unaudited Pro Forma Financial Data eliminates such expense from operating income for the year ended December 31, 1995 and 1996; accordingly, operating income for such periods was increased by $28.0 million, and $12.2 million, respectively. See Note 10 of Notes to Financial Statements.

1996 COMPARED TO 1995

     Revenues. Revenues increased 42% to $32.5 million in 1996 from $22.9 million in 1995. This increase was primarily the result of an increased number of engagements for both new and existing clients. A higher proportion of these engagements were for strategic planning and assessment for Century Date Compliance engagements, which yield higher billing rates. Revenues from Century Date Compliance engagements increased to $9.0 million in 1996 from $0.6 million in 1995.

     Gross Profit. Gross profit consists of revenues less cost of services, which includes consultant salaries, benefits and travel expenses. Gross profit increased 25% to $9.2 million in 1996 from $7.4 million in 1995. Gross profit as a percentage of revenues decreased to 28% in 1996 from 32% in 1995. The decrease in gross margin was primarily attributable to salaries and benefits of trainees enrolled in the entry-level training program, and the subsequent delay in the assignment of these individuals to billable engagements. This resulted in an increase in expenses of approximately $0.8 million without any increase in revenues. In addition, the Company hired 20 project managers (an increase of 200% from 1995) to satisfy anticipated demand for the Company's services. The Company's operating income for the year ended December 31, 1996 was adversely affected by the large number of project managers hired during such period and the amount of time these project managers devoted to enhancing the Company's proprietary methodologies and performing marketing and administrative activities. The Company believes that operating income should improve as these project managers devote more time to billable engagements.

     Selling Expenses. Selling expenses include the salaries, benefits, commissions, bonuses, travel, entertainment and other direct costs associated with the Company's direct sales force. Selling expenses increased 42% to $3.0 million in 1996 from $2.1 million in 1995. This increase was primarily the result of increased commissions attributable to the 42% increase in sales over 1995. The Company's selling expenses, as a percentage of revenues, were 9% in 1996 and 1995.

     Recruiting Expenses. Recruiting expenses consist of costs related to hiring new personnel, which include the salaries, benefits, bonuses and other direct costs of the in-house recruiters, consultant relocation fees, recruiters' travel expenses and advertising costs. The Company hired 292 consultants during 1996 compared to 254 in 1995. Recruiting expenses increased 70% to $1.3 million in 1996 from $0.8 million in 1995. The Company employed on average 4 more recruiters in 1996 than in 1995 to handle the increased hiring activity. As a result of such additions, total recruiting costs per hire increased to approximately $4,500 in 1996 from approximately $3,100 in 1995.

     Stock-based Compensation Expense. Stock-based compensation expense consists of non-cash expense resulting from the financial statement treatment of the 1994 transfers by Systems Inc. of certain of its assets and liabilities to SPR Chicago and SPR Wisconsin. The stock-based compensation expense was allocated to each period based upon the increase in the estimated fair market value of SPR Chicago and SPR Wisconsin. The increase in the estimated fair market value of SPR Chicago and SPR Wisconsin for the periods presented was based primarily upon SPR Chicago's and SPR Wisconsin's revenue growth over such periods. The expense is non-recurring subsequent to October 31, 1996. Stock-based compensation expense allocated to 1996 was $12.2 million compared to $28.0 million allocated to 1995.

     General and Administrative Expenses. General and administrative expenses include salaries and benefits of management and support staff, leased facilities costs, training, travel expenses related to general and administrative matters, outside professional fees, depreciation and all other corporate costs. General and administrative expenses increased 128% to $3.7 million in 1996 from $1.6 million in 1995. This increase was primarily attributable to hiring eight additional employees, including a Chief Financial Officer, a General Manager to establish a Texas branch office, a Director of Human Resources, increased rent relating to new office space in Chicago and Wisconsin, increased depreciation, training costs associated primarily with outside instructors and initial staffing of the IDS business unit, including the reclassification of certain employee salaries from cost of services and selling expenses to reflect the change in responsibilities of these employees.

1995 COMPARED TO 1994

     Revenues. Revenues increased 55% to $22.9 million in 1995 from $14.8 million in 1994. The increase was primarily the result of an increased demand for the Company's services from both new and existing clients and a continuing shift from contract programming to project management engagements yielding higher billing rates. Revenues from Century Date Compliance engagements increased to $0.6 million in 1995 from an immaterial amount in 1994.

     Gross Profit. Gross profit increased 69% to $7.4 million in 1995 from $4.4 million in 1994 and, as a percentage of revenues, increased to 32% of revenues in 1995 from 30% in 1994. This increase resulted from higher billing rates without commensurate increases in consultant hourly costs resulting from the shift from contract programming to project management and the completion of two out-of-town engagements in 1994 in which per diem expenses were paid to consultants but not passed through to clients. Out-of-town expenses, such as travel expenses, generally are passed through to the Company's clients; however, in the case of these two engagements, the Company agreed to bear such expenses and recorded this expense as cost of services in 1994.

     Selling Expenses. Selling expenses increased 84% to $2.1 million in 1995 from $1.2 million in 1994. This increase was primarily the result of increased commissions due to a 55% increase in sales in 1995 over 1994. In addition, the Company hired four additional salespersons in 1995.

     Recruiting Expenses. Recruiting expenses increased 89% to $0.8 million in 1995 from $0.4 million in 1994. This increase was the result of hiring seven additional recruiters to expand hiring activity required by the increased demand for the Company's service offerings. The Company hired 254 consultants in 1995 compared to 168 in 1994. As a result of hiring the additional recruiters, total recruiting costs per hire increased to approximately $3,100 in 1995 from approximately $2,400 in 1994.

     Stock-based Compensation Expense. Stock-based compensation expense allocated to 1995 was $28.0 million compared to $6.5 million allocated to 1994.

     General and Administrative Expenses. General and administrative expenses increased 23% to $1.6 million in 1995 from $1.3 million in 1994. This increase was primarily due to management salary and bonus increases, the hiring of a Director of Human Resources, four general office staff employees and an increase in depreciation. General and administrative expenses as a percentage of revenues decreased to 7% in 1995 from 9% in 1994 as a result of the rapid growth in revenues.

UNAUDITED QUARTERLY RESULTS

     The following tables set forth certain unaudited quarterly data for the periods shown:

                                1994 QUARTER ENDED                      1995 QUARTER ENDED
                       -------------------------------------   -------------------------------------
                       MAR. 31   JUNE 30   SEP. 30   DEC. 31   MAR. 31   JUNE 30   SEP. 30   DEC. 31
                       -------   -------   -------   -------   -------   -------   -------   -------
                                                      (IN THOUSANDS)
Revenues.............  $3,513    $3,733    $3,828    $3,723    $4,474    $5,341    $6,302    $6,791
Gross profit.........     990     1,090     1,225     1,068     1,390     1,678     2,104     2,211

                                1996 QUARTER ENDED
                       -------------------------------------
                       MAR. 31   JUNE 30   SEP. 30   DEC. 31
                       -------   -------   -------   -------
                                  (IN THOUSANDS)
Revenues.............  $7,443    $7,644    $8,360    $9,064
Gross profit.........   2,273     2,159     2,603     2,189

     Operating results fluctuate based upon the timing of service offering expansion activities, the hiring and training of consultants, the initiation and completion of engagements, the timing of corporate expenditures and the number of billable days in a quarter.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its growth principally through cash flows from operations. The Company's primary source of liquidity is the collection of its accounts receivable. Accounts receivable have grown as the Company's operations have grown. Receivables decreased to 43 days of revenues at December 31, 1996 from 45 days of revenues at December 31, 1995. The Company's ability to reduce significantly the aging of its outstanding receivables is limited because of a continuing general trend by clients to slow their payment of invoices. Specifically, one significant client slowed its payments from approximately 10 days during 1995 to over 40 days in 1996. The Company established a revised payment plan with this client, effective January 1997, providing for payment within 10 days of the invoice date. The Company continues to work with other clients to attempt to shorten receivable cycles on a case-by-case basis.

     Cash flow provided by operating activities, primarily to fund the growth in accounts receivable, totaled $0.7 million, $1.6 million and $1.3 million for the years ended December 31, 1996, 1995, and 1994, respectively. Cash (used in) the Company's investing activities, primarily to fund capital expenditures, totaled

($0.9 million), ($0.1 million) and ($0.2 million) for the years ended December 31, 1996, 1995, and 1994, respectively. Net cash (used in) financing activities consisting primarily of payments on a note payable to Eugene Figliulo and dividend distributions to stockholders to fund their payment of taxes due on S corporation income totaled ($0.5 million), ($1.5 million) and ($0.4 million) for the years ended December 31, 1996, 1995 and 1994, respectively.

     The Company periodically has supplemented cash generated by operations with a term loan and short-term borrowings under lines of credit. The proceeds from the Company's $0.3 million term loan funded furniture and equipment purchases for the Company's Chicago facility. The note matures on December 31, 2000, bears interest at 9% per annum, with principal and interest payable monthly, and is secured by certain accounts receivable and other assets. As of December 31, 1996, the term note had an outstanding balance of $0.2 million. The Company intends to pay the term note with part of the net proceeds from the Offering.

     Due to the significant growth the Company has experienced, two lines of credit were established in 1996. These lines of credit provide for maximum borrowings of $2.5 million and are limited based upon a percentage of eligible accounts receivable. On December 31, 1996 there was $1.3 million outstanding on the lines. Interest rates on the lines of credit are at each of the respective bank's prime rate and are collateralized by certain assets including accounts receivable. One agreement, which provides for maximum borrowings of $2.0 million, expires in May 1997. The other agreement, which provides for maximum borrowings of $0.5 million, has no expiration date.

     The Company believes that cash flow from operations, the net proceeds of the Offering and available borrowings will be sufficient to meet its operating needs and capital expenditures for the foreseeable future.

                                    BUSINESS

COMPANY OVERVIEW

     SPR has over 23 years of experience in providing IT services to clients in a variety of industries, including financial services, healthcare, insurance, manufacturing, oil and gas, transportation and utilities. The Company focuses its marketing efforts on Fortune 1000 companies and other large organizations which have complex IT operations and significant IT budgets. SPR's objective is to become the leading IT services provider to both new and existing clients. Over the past several years, the Company has shifted its focus from contract programming to strategic planning and project management engagements. SPR currently provides the following service offerings: (i) General Consulting, (ii) Systems Re-engineering, (iii) Century Date Compliance, (iv) Systems Maintenance and Support and (v) Information Delivery Services. Within each of these service offerings, the Company provides three levels of consulting support which are distinguished by the degree of responsibility the Company assumes: strategic planning, project management and implementation. The Company believes that this breadth of service and support fosters long-term client relationships, promotes cross-selling opportunities and minimizes the Company's dependence upon any particular service offering or client.

     The Company currently has three branch offices located in Chicago, Milwaukee and Tulsa and 405 IT consulting professionals, including 40 project managers and 29 independent contractors. The number of consultants employed or retained by the Company as of December 31, 1996 was 38% greater than at the end of 1995. The Company has made, and intends to continue to make, significant investments in its systems infrastructure, recruiting organization, training programs and marketing initiatives in an effort to sustain growth. SPR intends to leverage these investments, as well as its operating expertise, by opening additional branch offices. The Company recently hired a General Manager to work with clients in Texas, where it plans to open a branch office in 1997.

     SPR has capitalized on the growing demand for IT services. The Company's revenues have increased at a compound annual growth rate of approximately 37% from 1992 through 1996. From 1995 to 1996, the Company's revenues increased 42%. More than 70% of the Company's revenues in 1996 were attributable to 40 companies which have been clients for at least the prior three consecutive years.

INDUSTRY OVERVIEW

     Dataquest Incorporated estimated total expenditures for professional IT services in the United States were $54.1 billion in 1996. The professional IT services market, consisting of consulting and education, systems integration and development and systems management services, is expected to grow at a compound annual growth rate of approximately 14% over the next three years, reaching $79.6 billion by 1999. According to International Data Corporation, large organizations, which make up the Company's primary target market, were expected to account for approximately 46% of total expenditures in this market in 1996.

     The Company's experience is that many of these organizations are finding it increasingly difficult and costly to internally maintain their existing systems. Management believes that over 75% of existing mainframe and mid-range systems will still be in operation seven to ten years from now as businesses will continue to require massive data storage capabilities and tremendous processing power, which are most efficiently provided by mainframe technology. As providers of IT services focus more on the client/server segment of the market, however, fewer professionals possess the skills necessary to support and maintain existing mainframe and mid-range systems. The Company believes these factors provide it with a substantial growth opportunity within the IT services industry.

     In addition, the Company believes that clients will continue to maintain and improve their existing systems because: (i) existing systems represent an enormous investment which may prove too risky and expensive to completely replace; (ii) mainframe computing is increasingly being utilized in new ways as Internet/intranet technologies develop; (iii) existing systems are critical to the functioning of clients' businesses as they contain vital business information needed to build replacement systems; and (iv) regardless of which front-end computing platform is utilized, clients still need to access data resident in mainframe computers.

     The Company also is capitalizing on the substantial growth opportunity created by the year 2000 problem, the software glitch that will prevent computers from properly recognizing dates after the year 1999. Coding 19YY as YY eliminated two characters from each date reference thereby preserving substantial amounts of disk storage and memory. A date shown as YY/MM/DD provides many calculation options within a system, such as age, interest computations, inventory, materials planning, shelf life, shipping dates and billing. The problem with this programming format is that in the year 2000, when YY=00, none of the calculations will work properly. If corrections are not made prior to January 1, 2000, computer systems may fail which could cause businesses to stop functioning properly. This abbreviated date-coding format is prevalent in core, mission-critical systems, which comprise millions of lines of computer code in existing systems. The data used and generated by these systems are heavily integrated into multiple files and databases. This data integration typically results in thousands of interfaces, each of which must be analyzed, changed and tested to correct the problem, while minimizing the impact on ongoing operations. Capers Jones estimates the cost in the United States to correct the year 2000 problem associated with software and databases to be $130 billion. In addition, Gartner Group, Inc. projects that by the end of 1997 only 20% of all systems in the world will be year 2000-compliant, and only 50% of such systems will be year 2000-compliant by the end of 1999.

BUSINESS STRATEGIES

     The Company's objective is to become the leading IT service provider to both new and existing clients. To achieve this objective, the Company has pursued, and intends to continue to pursue, the following business strategies:

     FOCUS ON PROJECT MANAGEMENT TO DELIVER VALUE-ADDED IT SOLUTIONS. In recent years, the Company has shifted its focus from contract programming to project management and strategic planning engagements such as Century Date Compliance, Systems Re-engineering and IDS. The Company believes that by providing such value-added services it develops in-depth knowledge of its clients' existing systems and gains a competitive advantage in assessing its clients' needs with respect to emerging technologies and providing additional IT services.

     ATTRACT, DEVELOP AND RETAIN QUALIFIED TECHNICAL CONSULTANTS. The Company currently employs 15 full-time recruiters: six in Chicago, five in Tulsa and four in Milwaukee. Over the past 23 years, the Company has developed and refined an internal recruiting database which facilitates rapid identification of consultant candidates based upon skill and geographic location. To address the shortage of qualified technical consultants, the Company is developing a three-year training program. This program, targeted at college graduates with degrees other than computer science, begins with a six- to eight-week entry-level course specifically focused on Century Date Compliance. In addition, the Company is developing several other training programs to enable its consultants to enhance their careers and to improve their technical skills. See "-- Recruiting and Training." To help retain experienced consultants, the Company has established comprehensive employee welfare plans and recently implemented the Option Plan and the Employee Stock Purchase Plan. See "Management -- Stock Plans."

     DELIVER UNBIASED SERVICE OFFERINGS UTILIZING DISCIPLINED METHODOLOGIES. The Company works closely with its clients' IT personnel from the strategic planning phase through the completion of an engagement. To increase productivity and efficiency, the Company has developed specific proprietary service methodologies, Renovation(SM) and Renovation2000(SM), and a proprietary software analysis tool, CodeVu(SM). See "--Proprietary Service Methodologies and Software Analysis Tool." In implementing its methodologies, the Company utilizes the best available third-party application software and productivity tools without regard to specific third-party vendor relationships, thereby avoiding the bias resulting from promoting third-party products. The Company is capable, therefore, of offering its clients an objective assessment of the advantages and disadvantages of the latest packaged software applications, platforms, operating systems and productivity tools.

     FOCUS ON LEADING TECHNOLOGIES. The Company maintains and continues to build expertise not only in mainframe applications but also in other high demand technologies, such as Internet/intranet applications, open computing systems, object oriented solutions and relational database management systems. SPR has developed, and intends to continue developing, relationships with software product developers and research institutions to remain on the leading edge of technological development and to provide its clients with technologies that are best suited to their individual needs.

GROWTH STRATEGIES

     Historically, the Company has grown by developing new service offerings and expanding its client base. The Company may also pursue growth through selected geographic branch expansion and strategic acquisitions. Management believes that its strategies have positioned the Company to achieve continued growth in revenues and earnings. Key elements of the Company's growth strategies include the following:


     CAPITALIZE ON CENTURY DATE COMPLIANCE EXPERTISE. SPR was an early entrant into the year 2000 segment of the market, completing its first Century Date Compliance engagement in 1993. The Company has either completed or is in the process of completing 25 Century Date Compliance assessments. Based upon such assessments, the Company has been retained to implement 15 of its proposed Century Date Compliance solutions and has successfully completed implementation of five such solutions. The Company expects that its expertise in this industry segment will result in additional Century Date Compliance engagements as the year 2000 approaches. To date, the Company has found that many of its clients request the Company not only to evaluate their Century Date Compliance needs, but also to assess functional and technical quality in their application portfolios and develop strategies for improvement. As a result of its Century Date Compliance engagements, SPR expects to be strategically positioned to provide additional IT services to clients who have already entrusted their core, mission-critical systems to SPR.


     LEVERAGE EXISTING CLIENT BASE. The Company intends to continue building long-term client relationships. Its record of customer satisfaction and expanded service offerings have contributed to the Company's ability to increase the revenues generated from existing clients. The Company derived more than 70% of its revenues in 1996 from 40 clients to which it had provided IT services in at least the prior three consecutive years. The Company intends to further penetrate its existing client base by providing additional service offerings.

     DEVELOP AND EXPAND CLIENT SERVICES. The Company believes there are substantial opportunities for increasing revenues by developing and expanding services offered to existing and prospective clients. In response to client needs, SPR implemented its IDS service offering in the third quarter of 1995 and established its first Virtual Insourcing Center in the third quarter of 1996. IDS was introduced to provide end-users access to data locked within existing systems. By incorporating technologies such as data warehousing, on-line analytical processing ("OLAP"), data mining and the Internet/intranet, IDS helps bridge the gap between modern technologies and existing systems. The Company's Virtual Insourcing Centers augment its Systems Maintenance and Support service offering and are logical extensions of the Company's Systems Re-engineering, Century Date Compliance and General Consulting service offerings. See "-- Growth Strategies -- Further Develop Virtual Insourcing Centers" and "-- Service Offerings."

     EXPAND GEOGRAPHIC PRESENCE. Geographic expansion will be driven primarily by the growing need to service existing clients' divisions or affiliates in new geographic locations such as Texas. The Company has hired a General Manager for the Texas region and anticipates opening a Texas branch in 1997. The Company also may pursue strategic acquisitions either to expand its geographic presence or to complement its existing service offerings.

     FURTHER DEVELOP VIRTUAL INSOURCING CENTERS. In order to capitalize on the corporate trend towards outsourcing, the Company intends to continue developing Virtual Insourcing Centers. Equipped with a variety of computer hardware, software and networking technologies and systems, these centers enable the Company to provide the full range of its service offerings in a Company facility rather than at its clients' facilities. The Virtual Insourcing Centers also enable the Company to assume off-site project management responsibilities and to complete Century Date Compliance and Systems Re-engineering and Systems Maintenance and Support engagements without interrupting its clients' businesses. In addition, Virtual Insourcing Centers allow the Company to implement the testing phases of its Renovation(SM) and Renovation2000(SM) methodologies seven days a week, rather than only on weekends when clients are not utilizing their systems.

SERVICE OFFERINGS

     Since its inception, the Company has provided technical personnel to augment its clients' internal IT departments. Over the past several years, however, the Company has focused its efforts on providing higher-end service offerings. The Company's current service offerings include: (i) General Consulting; (ii) Systems Re-engineering; (iii) Century Date Compliance; (iv) Systems Maintenance and Support; and (v) IDS. The Company offers each of its five service offerings either independently or as part of a comprehensive solution and performs these services on a "time and materials" basis. Within each of its service offerings, the Company provides three levels of consulting support which are distinguished by the degree of responsibility the Company assumes: strategic planning, project management and implementation. The amount of responsibility assumed by the Company generally depends upon a client's in-house capabilities and desire to outsource IT functions. Based upon client needs, SPR can provide strategic planning, project management or implementation either at its clients' facilities or off-site at SPR's Virtual Insourcing Centers. See "-- Growth Strategies -- Further Develop Virtual Insourcing Centers." SPR employs proven proprietary service methodologies and software analysis tools to deliver these services. See "-- Proprietary Service Methodologies and Software Analysis Tool."

                Strategic        Project
                Planning        Management      Implementation
                   |                |                  |
                   |                |                  |
      __________________________________________________________________

                              Service Offerings
      __________________________________________________________________
          |             |            |               |             |
          |             |            |               |             |
      __________________________________________________________________
                                                  Systems    Information
       General       Systems      Century Date  Maintenance    Delivery
      Consulting  Re-engineering   Compliance   and Support    Services
      __________________________________________________________________



     GENERAL CONSULTING. General Consulting consists of providing technical personnel with expertise across numerous computing platforms to augment clients' internal IT departments. These services are provided on an as-needed basis and cover a broad range of assignments including contract programming, client-managed software development and maintenance engagements.

     SYSTEMS RE-ENGINEERING. Systems Re-engineering consists of software portfolio analysis and assessment, code stabilization, code modularization, language upgrades or conversions, business specification extraction and system documentation. The Company re-engineers existing systems to create more manageable and functional applications and transitions existing systems to distributed client/server and networking systems. This service offering allows the Company's clients to leverage their investments in existing systems through analysis, improvement, redesign and reuse of applications.

     CENTURY DATE COMPLIANCE. Century Date Compliance consists of retrofitting existing systems to address the date-coding problem that will be caused by the year 2000. Century Date Compliance services include high-level organizational assessment of a client's software portfolio and organizational readiness, engagement planning and management and implementation. See "-- Industry Overview."

     SYSTEMS MAINTENANCE AND SUPPORT. Systems Maintenance and Support consists of providing the management, systems maintenance and support of all or part of clients' existing IT applications. Using proprietary and third-party service methodologies and tools, the Company provides transition planning, engagement management, program maintenance and testing, production support and system improvements.

     INFORMATION DELIVERY SERVICES. IDS consists of accessing, analyzing and managing data which currently resides in existing systems. The Company uses its expertise with existing systems and emerging technologies to provide its clients with the ability to retrieve and utilize data resident in existing systems which would otherwise be inaccessible. Services provided within IDS include information harvesting, information analysis and information publishing, which incorporate technologies such as OLAP and the Internet/intranet.

PROPRIETARY SERVICE METHODOLOGIES AND SOFTWARE ANALYSIS TOOL

     The Company's proprietary service methodologies, Renovation(SM) and Renovation2000(SM), and its proprietary software analysis tool, CodeVu(SM), provide SPR with a disciplined approach to fulfill its engagements. Renovation(SM) and Renovation2000(SM) enable the Company to deliver its service offerings through a tested and repeatable format. CodeVu(SM) quickly and accurately provides information concerning client software portfolios. These service methodologies coupled with the software analysis tool facilitate the development of well-defined tasks and timetables for each phase of an engagement from strategic planning through implementation.

     RENOVATION(SM). Renovation(SM) was first used by the Company in 1988 for Systems Re-engineering engagements. The methodology employs a four phase approach: assessment, improvement, transformation and preservation. In the assessment phase, the system is analyzed for architectural deficiencies and a strategy is developed for correcting these deficiencies and transforming the existing architecture. In the improvement phase, commercially available tools and internally developed techniques are applied to implement the strategy developed in the assessment phase. In the transformation phase, the newly re-engineered system is transformed into a new architectural paradigm. In the preservation phase, quality assurance procedures are developed. These procedures are designed to help prevent the degradation of the system after the Systems Re-engineering process is complete, thereby protecting the client's investment in its existing systems.

     RENOVATION2000(SM). Renovation2000(SM) is SPR's methodology for Century Date Compliance engagements. This methodology employs a repeatable process which, in conjunction with the best available third-party application software and productivity tools, analyzes, locates and retrofits all programs and data affected by the absence of a century date field to permit processing of dates after 1999. This methodology enables the Company to capture information allowing the refinement of the process and the preparation of estimates and schedules throughout the engagement.

     CODEVU(SM). CodeVu(SM), which runs on mainframe and personal computing platforms, analyzes source code and provides quantitative information at the program and system level. CodeVu(SM) provides insight regarding the technical quality of the source code, identifies programs that are the most costly to maintain and represent the highest risk and identifies and locates potential problems hidden within the code. This tool has been used successfully by the Company in a large number of engagements including Systems Re-engineering, Century Date Compliance and Systems Maintenance and Support. CodeVu(SM) is often integrated into client environments to assist with the maintenance and preservation of source code.

MARKETING AND SALES

     SPR marketing representatives are assigned to a limited number of accounts in order to develop an in-depth understanding of each client's individual needs and to build long-term client relationships. These representatives are responsible for providing highly responsive service and ensuring that the Company's service offerings achieve client objectives. In many instances, a portion of SPR's marketing activity is carried out by senior Company executives.

     The Company employs a variety of business development and marketing techniques to communicate directly with current and prospective clients, including (i) various print and direct mail advertisements,

(ii) participation in print and live interviews, roundtable discussions and seminars, and (iii) a World Wide Web site (www.sprinc.com). In addition, the Company believes that its President and Chairman is recognized as an expert concerning the year 2000 problem. He has participated, often with other service providers, research organizations and productivity tool and hardware companies, in print, television and live interviews and seminars concerning this problem. The Company believes these activities promote greater client awareness and enhance the SPR brand name.

CLIENT BASE


     The Company serves clients in a diverse range of industries thereby mitigating cyclical effects of any one industry or market. The Company derives an additional level of diversification from certain of its clients. Different operating divisions of a given client may utilize any one or several services offered by SPR, which helps mitigate the risk of customer concentration. During 1996, SPR's ten largest clients accounted for approximately 52% of the Company's revenues and Allstate Insurance Company accounted for approximately 16% of its revenues.


     The following table shows selected clients, categorized by industry group, for which the Company provided services in 1996. Revenues derived from any particular client engagement vary from year to year. The Company derived an aggregate of approximately $18.4 million of revenues in 1996 from the clients listed below, representing approximately 57% of the Company's total revenues for the year and 45% and 41% for 1995 and 1994, respectively.

                               FINANCIAL SERVICES
                                 Comdisco, Inc.
                    First Data Corporation Oil Card Services
                    Firstar Information Services Corporation
                        Stein Roe & Farnham Incorporated
                                  Trans Union

                                   INSURANCE
                           Allstate Insurance Company
                  Blue Cross Blue Shield of the Rochester Area
                               CUNA Mutual Group
                           Kemper National Insurance
                  The Lincoln National Life Insurance Company
                     Viking Insurance Company of Wisconsin
                                Wausau Insurance

                                   OIL & GAS
                     Chevron Information Technology Company
                          Citgo Petroleum Corporation
                                     MAPCO
                                  Oxy USA Inc.

                                   HEALTHCARE
                         Baxter Healthcare Corporation
                              G E Medical Systems
                               G.D. Searle & Co.

                                 MANUFACTURING
                                Case Corporation
                          Dowell Schlumberger Company
                             Nalco Chemical Company
                  Navistar International Transportation Corp.
                             The Williams Companies
                            Cessna Aircraft Company

                                 TRANSPORTATION
                           Chicago Transit Authority
                 General Electric Railcar Services Corporation
                           Sabre Group Holdings, Inc.

                                OTHER INDUSTRIES
                                  Kraft Foods
                                   Land's End
                      Manpower International Incorporated
                    The Peoples Gas, Light and Coke Company
                             Sears, Roebuck and Co.
                                 Spiegel, Inc.
                               State of Wisconsin
                                Sun Company Inc.
                               United Video, Inc.
                                    WorldCom

EMPLOYEES

     As of December 31, 1996, the Company had 405 IT consulting professionals, of whom 376 were employees and 29 were independent contractors. Of these IT consulting professionals, 40 were project managers. As of such date, the Company had 425 employees: 218, 127 and 80 in Chicago, Tulsa and Milwaukee, respectively.

     The Company has three categories of IT consultants: salaried employees, associate employees and independent contractors. Salaried employees are full-time employees of the Company and are eligible for all benefits offered by the Company. Associate employees are eligible for the same benefits offered to salaried employees but are paid on an hourly basis and, as such, are not entitled to paid time off in the form of sick days, personal days or vacation. Approximately 78% of the Company's IT consultants are salaried employees and 15% are associate employees. Independent contractors are not employees of the Company, but are paid on an hourly basis and are not entitled to any benefits offered to Company employees. Approximately 7% of the Company's IT consultants are independent contractors.

     The Company is not a party to any collective bargaining agreements and considers its relationships with its employees to be good.

RECRUITING AND TRAINING

     The Company employs 15 full time recruiters, including three recruiting managers, who are responsible for recruiting and establishing relationships with qualified technical personnel. Technical personnel meeting the Company's standards are added to a computerized database. Recruiting managers maintain regular contact with technical personnel, monitor their availability and changes in skill levels and update the database, which has been maintained for over 23 years. See "Risk Factors -- Need to Attract and Retain Qualified Technical Consultants."

     In the first quarter of 1996, the Company implemented an entry-level training program to address the current shortage of available technical consultants for its Century Date Compliance engagements. The Company actively recruits college graduates with degrees other than computer science, such as music, mathematics and philosophy. Based upon its recent experience with the training program, the Company believes such individuals have the aptitude to develop the requisite systems and programming skills. The Company enrolls these individuals in an intensive six- to eight-week entry-level training course. Upon completion of training, the Company places these individuals on Century Date Compliance engagements, where they work under the supervision of experienced consultants. The Company enters into employment agreements with these individuals, whereby the consultants agree to reimburse the Company for some or all of the cost of their training if they leave the Company within four years. Since the commencement of this entry-level training program on February 15, 1996, 60 individuals have entered and successfully completed training. The Company intends to conduct additional training classes on a regular basis throughout 1997. Advanced course modules are under development and will concentrate on the Company's other service offerings, such as Systems Re-engineering and IDS.

COMPETITION

     The market for IT professional services is intensely competitive on local and national levels, and the Company competes frequently with a variety of companies for both the same clients and qualified technical consultants. These companies include: "Big Six" accounting firms, systems consulting and implementation firms, application software firms, service groups of computer equipment companies, general management consulting firms and programming companies. The Company considers large organizations with complex IT needs to be among its primary clients. Within a given market, there are a limited number of such potential clients, some of which have designated only certain IT professional services companies as approved providers of IT professional services. Primary competitive factors for obtaining and retaining clients include price, quality of services, technical expertise and responsiveness to client needs. The primary competitive factors in attracting and retaining qualified candidates as consultants are competitive compensation arrangements and consistent exposure to high quality and varied engagements.

     Several of the Company's competitors are substantially larger than the Company and have greater financial and other resources. Many of such competitors have also been in business longer than the Company and have significantly greater name recognition throughout the United States, including the geographic areas in which the Company operates and into which it may expand. In addition, such competitors are able to meet a broader range of a client's IT consulting needs and serve a broader geographic range than the Company, which permits such competitors to better serve national accounts. Although the Company believes that it competes, and will continue to compete, favorably with existing and future competitors, there can be no assurance that the Company will continue to do so. See "Risk Factors -- Competition" and "Risk Factors -- Need to Attract and Retain Qualified Technical Consultants."

INTELLECTUAL PROPERTY RIGHTS

     Software developed by SPR in connection with a client engagement typically becomes the exclusive property of the client. The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its proprietary rights, the rights of third parties from whom the Company licenses intellectual property and the proprietary rights of its clients. The Company enters into confidentiality agreements with its consultants in an effort to prevent the distribution of proprietary information. See "Risk Factors -- Intellectual Property Rights."

     SPR(SM), Renovation(SM), Renovation2000(SM), CodeVu(SM) and the SPR logo are service marks of the Company. The Company holds no patents or registered copyrights, and has no present intention of registering any copyright or filing any patent applications. See "-- Propriety Service Methodologies and Software Analysis Tool."

PROPERTY


     SPR leases its principal executive offices, which are located at 2015 Spring Road, Oak Brook, Illinois 60521, and also leases facilities in Tulsa, Oklahoma and Milwaukee, Wisconsin. These leases expire on January 21, 2002, December 31, 2000 and May 31, 2001, respectively. The Company's principal executive offices contain a Virtual Insourcing Center. The Company also leases space in Oak Brook, Illinois to house an additional Virtual Insourcing Center. This lease expires on September 30, 2002. The Company believes it has adequate space to conduct its current business. The Company anticipates, however, that additional space will be required as business expands but believes that it will be able to obtain suitable space as needed. See Note 5 of Notes to Financial Statements.


LEGAL PROCEEDINGS

     The Company is not involved in any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors, executive officers and managers of the Company, and their ages and positions as of February 1, 1997, are as follows:

                NAME                   AGE                     POSITION
                ----                   ---                     --------
Executive Officers and Directors
Robert M. Figliulo...................   42    President and Chairman of the Board of
                                              Directors
Michael J. Fletcher..................   41    Executive Vice President, General Manager
                                              --Tulsa and Director
David A. Figliulo....................   36    Executive Vice President and Director
Stephen T. Gambill...................   46    Chief Financial Officer
Ronald L. Taylor(1)..................   53    Director
Sydnor W. Thrift, Jr.(2).............   67    Director
David P. Yeager(1)(2)................   43    Director
Managers
Rene M. Potter.......................   40    Marketing Manager
Patrick D. Sloan.....................   36    General Manager -- Milwaukee
Vincent Chapa III....................   41    General Manager -- Texas

-------------------------
(1) Member of the Audit Committee of the Board of Directors.

(2) Member of the Compensation Committee of the Board of Directors.

     Directors hold office for one year and until their successors are elected and qualified. Executive officers of the Company are appointed by, and serve at the direction of, the Board of Directors. The directors, executive officers and managers listed below have held their positions with SPR listed in the above table since October 31, 1996 and have held the positions described below with the Company's predecessors for the periods indicated.

     Robert M. Figliulo served as President of SPR Chicago since January 1994. Since joining the Company in May 1976, Mr. Figliulo has held numerous positions, including Programmer, Analyst, Account Manager, General Manager of both the Tulsa and Chicago offices and Vice President of Marketing. Mr. Figliulo received a Masters in Business Administration from the University of Chicago in 1987. Mr. Figliulo is the brother of David Figliulo and the son of Eugene Figliulo.

     Michael J. Fletcher served as President of SPR Tulsa since September 1994. Mr. Fletcher joined SPR in 1986 as a Recruiter in the Chicago office and since that time has held a variety of positions in both the Tulsa and Chicago offices including Branch Manager of the Tulsa office, Field Support Representative and Technical Manager. Prior to joining SPR, Mr. Fletcher worked in the staffing support and personnel recruiting industry.

     David A. Figliulo served as Vice President of SPR Chicago since January 1994. Since joining the Company in July 1989, Mr. Figliulo has served as an Account Manager and as the Vice President of Sales in the Company's Chicago office. Prior to joining the Company, Mr. Figliulo worked as an Account Manager for Baxter Healthcare, an international pharmaceutical company, in the Oxygen Systems Division and was recognized as the division's top salesman in the United States in 1987, 1988 and 1989. Mr. Figliulo is the brother of Robert Figliulo and the son of Eugene Figliulo.

     Stephen T. Gambill served as Chief Financial Officer of SPR Chicago since July 1996. From 1982 through July 1996, Mr. Gambill, a certified public accountant, held various financial management positions within Natural Gas Pipeline Company of America, a large natural gas pipeline, and most recently served as its Director of Accounting. Prior to 1982, Mr. Gambill held various auditing positions with the public accounting firms of Coopers and Lybrand and Deloitte, Haskins & Sells. Mr. Gambill received a Masters in Business Administration degree from the University of Chicago in 1987.

     Ronald L. Taylor has served since 1987 as a director, President and Chief Operating Officer of DeVry, Inc., one of the largest publicly-owned, degree-granting, higher education companies in North America. Mr. Taylor co-founded Keller Graduate School of Management and was, from 1973 to 1987, its President and Chief Operating Officer. Mr. Taylor received a Masters in Business Administration degree from Stanford University in 1971.

     Sydnor W. Thrift, Jr. has served as Director of Player Development for the Baltimore Orioles professional baseball team since November 1994. From November 1991 through October 1994, Mr. Thrift served as the Assistant General Manager for the Chicago Cubs professional baseball team. From January 1991 through October 1991, Mr. Thrift served as a consultant to three professional baseball teams: the San Francisco Giants, the Los Angeles Dodgers and the New York Mets.

     David P. Yeager has served as Vice Chairman of the Board of Directors of Hub Group, Inc., the largest intermodal marketing company in the United States, since January 1992. Mr. Yeager has also served as Chief Executive Officer of Hub Group, Inc. since March 1995 and was President of Hub Group, Inc. from October 1985 through December 1991. Mr. Yeager received a Masters in Business Administration degree from the University of Chicago in 1987.

     Rene M. Potter served as Vice President of SPR Tulsa since September 1994. Since joining the Company in June 1985, Ms. Potter has held numerous positions, including Recruiter, Marketing Manager and Account Manager in the Company's Tulsa office. Prior to joining the Company, Ms. Potter worked as a Senior Recruiter for Computer Dynamics, a technical recruiting company, and as a Senior Technical Recruiter for Management Recruiters, a technical and management recruiting company, and managed her own contingency search firm in Houston, Texas.

     Patrick D. Sloan served as General Manager of SPR Wisconsin since November 1996. Since joining the Company in February 1986, Mr. Sloan has held numerous positions in both the Chicago and Milwaukee offices, including Field Support Representative, Account Manager, Manager of Central Resources, Manager of Technology Services and Director of Technical Resources. Prior to joining SPR, Mr. Sloan served as Assistant Branch Manager for TEC, a Chicago-based data processing placement firm.

     Vincent Chapa III was hired in September 1996 to serve as the General Manager of the Texas branch office which the Company plans to open in 1997. From January 1995 through July 1996, Mr. Chapa served as Vice President of Sales for Sterling Software, an international software development company. From October 1992 through January 1995, Mr. Chapa served as Manager of Latin American Sales for Uniface Corporation, a software development company. From February 1990 through October 1992, Mr. Chapa served as Regional Manager for Legent Corporation, an international software development company.

BOARD COMMITTEES

     In October 1996, the Board of Directors established a Compensation Committee consisting of Messrs. Thrift and Yeager and an Audit Committee consisting of Messrs. Taylor and Yeager. The Compensation Committee makes recommendations to the Board of Directors concerning compensation of the Company's directors, officers and employees. The Compensation Committee also oversees and administers the Employee Stock Purchase Plan and the Option Plan. The Audit Committee reviews the results and scope of audits and other services provided by the Company's independent auditors and monitors and reviews the Company's financial policies and internal control procedures.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to the Mergers, none of SPR Chicago, SPR Tulsa or SPR Wisconsin had a compensation committee or any other committee of their respective boards of directors performing similar functions.

Decisions concerning compensation of executive officers were made by the boards of directors of each of the respective companies, subject to certain limitations, such as maximum compensation thresholds, imposed by Systems Inc. See "Certain Transactions." Mr. Robert Figliulo and Mr. David Figliulo, former executive officers and directors of SPR Chicago, determined their 1996 compensation. Mr. Fletcher and Ms. Potter, former executive officers and directors of SPR Tulsa, determined their 1996 compensation. Mr. John Figliulo, the sole officer and director of SPR Wisconsin, determined his 1996 compensation.

DIRECTOR COMPENSATION

     Directors who are not employees of the Company receive $1,000 for each board meeting attended and $500 for each committee meeting attended on a date other than a date on which the board meets and are reimbursed for their reasonable out-of-pocket expenses incurred in attending board and committee meetings. These directors are also entitled to receive stock options under the Option Plan for serving on the Board of Directors. See "Management -- Stock Plans." Employee directors do not receive additional compensation for serving on the Board of Directors.

EXECUTIVE COMPENSATION

     Summary Compensation Table

     The following table sets forth certain information with respect to the annual and long-term compensation of the Company's President and the other two executive officers who earned in excess of $100,000 in salary and bonus for the year ended December 31, 1996 (the "Named Executive Officers").

                                                                ANNUAL COMPENSATION
                                                                --------------------     ALL OTHER
                NAME AND PRINCIPAL POSITION                      SALARY      BONUS      COMPENSATION
                ---------------------------                      ------      -----      ------------
Robert M. Figliulo..........................................    $140,000    $104,694       $6,121(1)
  President and Chairman of the Board
  of Directors
Michael J. Fletcher.........................................     108,039      93,273        6,164(2)
  Executive Vice President, General Manager-Tulsa and
  Director
David A. Figliulo...........................................     100,000      63,290        9,499(3)
  Executive Vice President and Director

-------------------------
(1) Represents (i) $5,621 of automobile lease payments made by the Company and
    (ii) $500 in matching payments under the Company's 401(k) plan.

(2) Represents (i) $5,664 of automobile lease payments made by the Company and
    (ii) $500 in matching payments under the Company's 401(k) plan.

(3) Represents (i) $8,999 of automobile lease payments made by the Company and
    (ii) $500 in matching payments under the Company's 401(k) plan.

     Option Grants

     On December 31, 1996, the Company granted stock options to purchase 442,000 shares of Common Stock to certain employees (other than the Named Executive Officers) and outside directors at an exercise price of $14.00 per share, of which options to purchase 30,000 shares of Common Stock are presently exercisable.

EMPLOYMENT AGREEMENTS

     Prior to the closing date of the Offering, the Company intends to enter into substantially identical employment agreements with Robert Figliulo, David Figliulo, Michael Fletcher, Rene Potter, Stephen Gambill, Pat Sloan and Vincent Chapa. The agreements will provide that upon termination of employment by the Company, other than for Cause (as defined in the agreements), death or retirement, the Company shall pay the executive an amount equal to no more than the executive's annual base compensation in effect at the time of termination. The agreements will also provide that in the event of a Change in Control (as defined in the agreements) and the occurrence of certain events, and to the extent deductible under then applicable tax laws, the Company shall pay the executive a payment equal to the sum of (i) the executive's most recent base annual compensation in effect at the date of the Change in Control, plus (ii) the cash value of the insurance protection (including dependent coverage) then in effect with respect to the Company's health insurance plan, based upon the cost of such insurance to the Company for a 12-month period following the Change in Control date. The agreements will also contain noncompetition, nonsolicitation and nondisclosure covenants.

STOCK PLANS

     Employee Stock Purchase Plan. The Company has reserved an aggregate of 500,000 shares of Common Stock for issuance under the Company's Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"), and will permit eligible employees of the Company to purchase Common Stock through payroll deductions of up to 20% of their total cash compensation; provided that employees may be prohibited from purchasing more than $25,000 worth of stock in any calendar year. The Purchase Plan has two six-month offering periods, beginning on January 1 and July 1 of each year, with the first offering period commencing on the date of this Prospectus. The purchase price of Common Stock purchased under the Purchase Plan shall be the lesser of (i) 85% of the fair market value of the Common Stock (as calculated pursuant to the Purchase Plan) on the first day of an offering period or (ii) 85% of the fair market value of the Common Stock on the last day of an offering period. The Purchase Plan is administered by the Compensation Committee of the Board of Directors. The Board of Directors is authorized to amend or terminate the Purchase Plan at any time. However, the Board of Directors may not, without stockholder approval, modify the Purchase Plan if stockholder approval of the amendment is required for the Purchase Plan to continue to comply with the requirements of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Section 423 of the Code.

     Combined Incentive and Non-statutory Stock Option Plan. The Company has reserved an aggregate of 800,000 shares of Common Stock for issuance under the Option Plan, which may be granted to employees, officers and directors of the Company. The Option Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee provides for awards of Non-statutory Stock Options ("NQSOs") and Incentive Stock Options ("ISOs") to purchase shares of Common Stock and stock appreciation rights ("SARs"), provided that any director who is not an employee of the Company may not be awarded an ISO. The Option Plan limits the aggregate fair market value of the shares of Common Stock with respect to which ISOs are exercisable for the first time in any calendar year to $100,000. No such annual limitation applies to NQSO grants under the Option Plan.

     The exercise price for options and SARs may be paid: (i) in cash; (ii) by surrendering shares already owned by the optionee; or (iii) if the Compensation Committee so determines, by instructing a broker to sell enough of the optionee's exercised shares to deliver to the Company sufficient sales proceeds to pay the exercise price. The exercise price per share of Common Stock may not be less than 85% (100% in the case of an ISO) of the fair market value of the Common Stock (as calculated pursuant to the Option Plan) on the date the stock option is granted. The base value of an SAR will equal not less than 85% of the market value of a share of Common Stock on the grant date. Option agreements covering options and SARs to be granted under the Option Plan will generally provide that such options and SARs will be exercisable within fifteen years from the date of grant (ten years in the case of ISOs) and will generally vest in annual installments as determined by the Compensation Committee. In the case of any eligible employee who owns or is deemed to own stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the exercise price of any ISOs granted under the Option Plan may not be less than 110% of the fair market value of the Common Stock on the date of grant and the exercise period may not exceed five years from the date of grant.

     The Board of Directors can terminate or amend the Option Plan at any time, except that no such action generally will be able to adversely affect any right or obligation regarding any awards previously made under the Option Plan without the consent of the recipient. In addition, no amendment may be effective without the prior approval of stockholders, if such approval is required for the Option Plan to continue to comply with applicable regulations of the Code and the Securities and Exchange Commission (the "Commission"). In the event of any changes in the capital structure of the Company, such as a stock dividend or stock split, the Board of Directors must make equitable adjustments to outstanding unexercised awards and to the provisions of the Option Plan to reflect any increase or decrease in the number of issued shares of Common Stock. If the Company becomes a party to a merger, reorganization, liquidation or similar transaction, the Board of Directors may make such arrangements it deems advisable regarding outstanding awards, such as substituting new awards for outstanding awards, assuming outstanding awards or terminating or paying for outstanding awards.

     Options to purchase 442,000 shares of Common Stock at an exercise price of $14.00 per share have been granted under the Option Plan, of which options to purchase 30,000 shares of Common Stock are presently exercisable.

                              CERTAIN TRANSACTIONS

     The Company's business was started in 1973 by Systems Inc., which was founded by Eugene Figliulo. By 1993, all the stock of Systems Inc. was owned by Eugene Figliulo, his eight children and a nephew of Eugene Figliulo.

     During 1994, 1995 and 1996, the Company made distributions of $80,955, $744,559 and $800,663, respectively, to its stockholders to enable them to pay income taxes attributable to S corporation income of the Company for such periods.

     In 1992 and 1993, Systems Inc. and Data Flex made loans to Eugene Figliulo in the original principal amounts of $589,770 and $100,000, respectively. Such loans are evidenced by separate unsecured promissory notes and bear interest at 6% per annum. As of December 31, 1996, the Systems Inc. note was paid in full and the entire unpaid principal balance plus accrued interest due on the Data Flex note was outstanding. The Data Flex note plus accrued interest is expected to be paid with a portion of the proceeds of this Offering payable to Mr. Figliulo.

     In 1995 and 1996, SPR Chicago made two unsecured loans to Robert Figliulo in the principal amounts of $39,500 and $4,385, respectively. These loans are evidenced by separate demand promissory notes and bear interest at 7% per annum. As of December 31, 1996, $44,745 including accrued interest was outstanding on these notes. In 1997, the Company made an unsecured loan to Robert Figliulo in the principal amount of $80,000. This loan is evidenced by a demand promissory note and bears interest at 7% per annum. As of February 4, 1997, the entire unpaid principal balance plus accrued interest is outstanding on this note.

     During 1994, Systems Inc. transferred certain of its assets and liabilities in Chicago, Tulsa and Milwaukee to three S corporations organized by the executives primarily responsible for operations in each of those respective locations. SPR Chicago, all of whose stock was owned by Robert Figliulo and David Figliulo, acquired the Chicago operations. SPR Tulsa, all of whose stock was owned by Michael Fletcher and Rene Potter (neither of whom is related to the Figliulo family), acquired the Tulsa operations. SPR Wisconsin, all of whose stock was owned by John Figliulo, acquired the Milwaukee operations. Systems Inc. retained the trademark "SPR" and licensed it to each of these new corporations for use in their respective geographic areas. Also in 1994, Systems Inc. redeemed all of Eugene Figliulo's stock for an installment note in the principal amount of $2,881,266, bearing interest at a rate of 6.75% per annum ( the "Redemption Note"). As of December 31, 1996, $641,266 was outstanding under the Redemption Note, all of which is expected to be paid with a portion of the net proceeds of the Offering received by the Company.

     In connection with the transfers of assets and liabilities, SPR Chicago, SPR Tulsa and SPR Wisconsin delivered to Systems Inc. notes in the principal amounts of $1,350,133, $1,613,045 and $1,239,765, respectively (the "Acquisition Notes"). Each such note was payable in monthly installments of principal and interest. In addition, each corporation agreed to make an additional contingent payment to Systems Inc. in the event certain "capital events" occurred prior to the one year anniversary after the final payment is made on its respective note. The loan agreements restricted borrowings, capital expenditures, amounts of compensation payable to directors, officers and key employees, sales of assets, mergers and certain other business transactions; and the notes were collateralized by the stock of the respective company and substantially all its assets. As of the effective date of the Mergers, an aggregate of $2,989,245 plus accrued interest was outstanding on the Acquisition Notes. The Acquisition Notes were cancelled by operation of law in the Mergers.

     SPR Chicago was reincorporated as a Delaware corporation upon the formation of SPR and the Merger of SPR Chicago into SPR in October 1996. In the Merger, Robert Figliulo and David Figliulo each received 1,476,914 shares of Common Stock. Also in October 1996: (i) SPR Tulsa was merged into SPR and Michael Fletcher and Rene Potter each received 647,571 shares of Common Stock in the Merger; (ii) SPR Wisconsin was merged into SPR and John Figliulo received 462,197 shares of Common Stock in the Merger; and (iii) Systems Inc. and Data Flex were merged into SPR. Each stockholder of Systems Inc. and Data Flex received in the Mergers the aggregate number of shares of Common Stock set forth opposite their respective names below:

                            NAME                               SHARES
                            ----                               ------
Eugene Figliulo.............................................     71,685
Robert Figliulo.............................................    182,386
David Figliulo..............................................    182,386
John Figliulo...............................................    182,386
Stephen Figliulo............................................    182,386
Donald Figliulo.............................................    182,386
Mark Figliulo...............................................    182,386
James Figliulo..............................................    182,386
Jeanne Young................................................    182,386
Michael Cymbala.............................................     91,194
                                                              ---------
     Total..................................................  1,621,967
                                                              =========

     The following stockholders of the Company will receive cash from the net proceeds of the Offering received by the Company as follows: Eugene Figliulo will receive $641,266 in full payment of the Redemption Note. Each of the Company's present stockholders will receive distributions to pay their Federal and state income taxes attributable to taxable S corporation income prior to the closing of the Offering. Such distributions are estimated to be as follows:

                            NAME                                AMOUNT
                            ----                                ------
Eugene Figliulo.............................................  $  309,230
Robert Figliulo.............................................     541,521
David Figliulo..............................................     541,521
John Figliulo...............................................     308,389
Stephen Figliulo............................................      80,655
Donald Figliulo.............................................      80,655
James Figliulo..............................................      80,655
Mark Figliulo...............................................      80,655
Jeanne Young................................................      80,655
Michael Cymbala.............................................      39,076
Michael Fletcher............................................     178,494
Rene Potter.................................................     178,494
                                                              ----------
     Total..................................................  $2,500,000
                                                              ==========

     Prior to the closing date of the Offering, the Company intends to enter into a Registration Rights Agreement with Robert Figliulo, David Figliulo, John Figliulo and Michael Fletcher covering an aggregate of 532,184 shares of Common Stock. Such Registration Rights Agreement will provide these individuals with unlimited piggyback registration rights and unlimited demand registration rights which become exercisable one year after the closing of the Offering and continue until all such shares have been sold. See "Description of Capital
Stock -- Registration Rights."

     Prior to the closing date of the Offering, the Company intends to enter into a tax indemnity agreement with each of its current stockholders which provides, among other things, that the Company will indemnify such stockholders against additional income taxes resulting from adjustments made (as a result of a final determination made by a competent tax authority) to the taxable income reported by the Company as an S corporation for periods prior to the Offering, but only to the extent those adjustments result in a decrease in income taxes otherwise payable by the Company as a C corporation for periods after the Offering.

     Prior to the closing date of the Offering, the Company intends to enter into a noncompetition, nonsolicitation and confidentiality agreement with John Figliulo precluding him from competing with the Company for a period of one year after the closing date of the Offering.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of December 31, 1996, as adjusted to reflect the sale of the shares offered hereby, by (i) each person known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's Directors, (iii) each of the Named Executive Officers, (iv) each of the Selling Stockholders, and (v) all Directors and Executive Officers of the Company as a group. Each person or entity named below has an address in care of the Company's principal executive offices. The Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares.

                                              BENEFICIAL OWNERSHIP                     BENEFICIAL OWNERSHIP
                                                PRIOR TO OFFERING       NUMBER OF        AFTER OFFERING(1)
                                              ---------------------   SHARES OFFERED   ---------------------
                    NAME                        SHARES     PERCENT        HEREBY         SHARES     PERCENT
                    ----                        ------     -------    --------------     ------     -------
Robert M. Figliulo..........................   1,659,400     26.2%             0        1,659,400     20.7%
David A. Figliulo...........................   1,659,400     26.2              0        1,659,400     20.7
Michael J. Fletcher.........................     647,571     10.2              0          647,571      8.1
Stephen T. Gambill..........................           0     *                 0                0     *
Ronald L. Taylor(2).........................      10,000     *                 0           10,000     *
Sydnor W. Thrift, Jr.(2)....................      10,000     *                 0           10,000     *
David P. Yeager(2)..........................      10,000     *                 0           10,000     *
John Figliulo(3)............................     644,583     10.2        412,399          232,184      2.9
Rene M. Potter..............................     647,571     10.2         35,000          612,571      7.7
James Figliulo..............................     182,386      2.9         93,500           88,886      1.1
Stephen Figliulo............................     182,386      2.9         93,500           88,886      1.1
Donald Figliulo.............................     182,386      2.9         93,500           88,886      1.1
Mark Figliulo...............................     182,386      2.9         93,500           88,886      1.1
Jeanne Young................................     182,386      2.9         93,500           88,886      1.1
Michael Cymbala.............................      91,194      1.4         46,750           44,444     *
Eugene Figliulo.............................      71,685      1.1         71,685                0     *
All Directors and Executive Officers as a
  Group (7 persons)(4)......................   3,996,371     62.8              0        3,996,371     49.8

-------------------------
 *  Less than 1%.

(1) If the Underwriters' over-allotment option is exercised in full, the following stockholders of the Company will sell pursuant to such option the number of shares of Common Stock following their names and, after the Offering, will beneficially own the number and percentage of shares of Common Stock following their names:


                                                                          BENEFICIAL OWNERSHIP
                                                                             AFTER OFFERING
                                                                          --------------------
                                                              SHARES TO   NUMBER OF
                            NAME                               BE SOLD      SHARES     PERCENT
                            ----                              ---------   ---------    -------
Rene M. Potter..............................................   288,334     324,237       4.1%
James Figliulo..............................................    21,212      67,674       *
Stephen Figliulo............................................    21,212      67,674       *
Donald Figliulo.............................................    21,212      67,674       *
Mark Figliulo...............................................    21,212      67,674       *
Jeanne Young................................................    21,212      67,674       *
Michael Cymbala.............................................    10,606      33,838       *


(2) Consists of shares subject to an option granted under the Option Plan that is exercisable within 60 days.

(3) John Figliulo was the President, sole stockholder and sole director of SPR Wisconsin prior to the Mergers.

(4) Includes 30,000 shares subject to options granted under the Option Plan that are exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The following brief description of the Company's capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Certificate of Incorporation and By-laws, copies of which have been filed as exhibits to the Registration Statement on Form S-1 of which this Prospectus is a part and to which exhibits reference is hereby made.

     The authorized capital stock of the Company consists of 13,000,000 shares of Common Stock, $.01 par value per share, and 3,000,000 shares of Preferred Stock, $.01 par value per share. Immediately following consummation of the Offering, there will be 8,000,000 shares of Common Stock outstanding, no shares of Preferred Stock outstanding and 442,000 shares of Common Stock will be issuable upon exercise of outstanding options (30,000 of which are presently exercisable).

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by stockholders, including the election of directors. There are no cumulative voting rights for the election of directors.

     Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor after payment of dividends required to be paid on outstanding Preferred Stock, if any. See "Dividend Policy." Holders of Common Stock are entitled to share ratably in the net assets of the Company upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding.

     Holders of Common Stock have no preemptive rights to purchase shares of capital stock of the Company. Shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities of the Company. All outstanding shares of Common Stock are, and the shares of Common Stock to be issued pursuant to the Offering will be, upon payment therefor, duly authorized, validly issued, fully paid and non-assessable.

     Prior to the Offering, there has been no public market for the Common Stock. The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "SPRI."

PREFERRED STOCK

     The Board of Directors is authorized without stockholder action to adopt resolutions to issue up to 3,000,000 shares of Preferred Stock, in one or more series, with such powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions as will be set forth in such resolutions. The holders of Preferred Stock will have no preemptive rights (unless otherwise provided in the applicable certificate of designation). Such Preferred Stock may have voting or other rights which could adversely affect the rights of holders of the Common Stock. In addition, the issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, under certain circumstances, make it more difficult for a third-party to gain control of the Company, discourage bids for the Common Stock at a premium or otherwise adversely affect the market price of the Common Stock. The Company has no current plans to issue any shares of Preferred Stock.

DELAWARE LAW AND CERTAIN CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS; ANTI-TAKEOVER EFFECTS

     The Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL") upon consummation of this Offering. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or the business combination is approved in a prescribed manner, or certain other conditions are satisfied. A

"business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

     The Company's By-laws provide that for nominations for the Board of Directors or for other business to be properly brought by a stockholder before an annual meeting of stockholders, the stockholder must first have given timely notice thereof in writing to the Secretary of the Company. To be timely, a notice must be delivered not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting. The notice must contain, among other things, certain information about the stockholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting. The Company's By-laws provide that any director may be removed only for cause upon the affirmative vote of at least 66% of the shares entitled to vote for the election of directors.

     The Company's By-laws provide that special meetings of stockholders may be called only by the Chairman of the Board of Directors or the President of the Company. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company.

     The existence of unissued Preferred Stock enables the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, thereby protecting the continuity of the Company's management. The issuance of Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

     The foregoing provisions could have the effect of making it more difficult for a third-party to acquire, or of discouraging a third-party from acquiring control of the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Certificate of Incorporation contains certain provisions permitted under the DGCL, relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as: (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derives an improper personal benefit. These provisions do not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. The Company's Certificate of Incorporation and By-laws also contain provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the DGCL. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors and officers.

REGISTRATION RIGHTS

     Under the terms of a Registration Rights Agreement to be executed immediately prior to the consummation of the Offering (the "Registration Agreement"), Robert Figliulo, David Figliulo, John Figliulo and Michael Fletcher will be granted certain demand and piggyback registration rights covering an aggregate of 532,184 shares of Common Stock (the "Registrable Securities"). The Registration Agreement will provide the holders of the Registrable Securities with the right to require the Company to register any or all of the Registrable Securities, subject to the conditions and limitations contained in the Registration Agreement. Such registration rights become exercisable one year subsequent to the closing of the Offering and continue until all shares of Registrable Securities are sold. In addition, if the Company proposes to register under the Securities Act any of its securities for its own account, such stockholders may require the Company to include in such registration all or a part of such Registrable Securities. Pursuant to the Registration Agreement and the conditions and limitations set forth therein, the Company is required to: (i) pay all associated Registration Expenses (as defined therein) in connection with certain registrations; (ii) use its best efforts to effect such registrations; and (iii) indemnify Robert Figliulo, David Figliulo, John Figliulo and Michael Fletcher and certain of their affiliates against certain liabilities, including liabilities under the Securities Act, in connection with the registration of their shares.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 8,000,000 shares of Common Stock outstanding, assuming no exercise of options expected to be outstanding and exercisable. The shares sold in the Offering will be freely tradeable without restriction or limitation under the Securities Act, except for any such shares acquired by "affiliates" of the Company, as such term is defined under the Securities Act ("Affiliates"), which shares may generally only be sold in compliance with the limitations of Rule 144 described below.

     The remaining 5,300,000 shares of Common Stock (the "Restricted Shares") constitute restricted securities under Rule 144 and were issued or sold by the Company in private transactions and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. The Company and all executive officers, directors and stockholders of the Company have agreed with the Underwriters not to offer, sell contract to sell or otherwise dispose, or contract to dispose, of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or grant any options or warrants to purchase Common Stock, except in certain circumstances, for a period of 180 days after the date of this Prospectus (the "Lock-up Period") without the prior written consent of Smith Barney Inc. Upon the expiration of the Lock-up Period (or earlier with the consent of Smith Barney Inc.), all of the Restricted Shares will become eligible for sale subject to the restrictions of Rule 144.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years, including a person who may be deemed an Affiliate of the Company, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 80,000 shares after giving effect to the Offering) and the average weekly reported trading volume of the Common Stock as reported through the Nasdaq National Market during the four calendar weeks preceding the sale. Sales under Rule 144 are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the Company. In addition, under Rule 144(k), a person who has not been an Affiliate of the Company at any time 90 days preceding a sale, and who has beneficially owned shares for at least three years, would be entitled to sell such shares immediately following the Offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144.

     Options to purchase a total of 442,000 shares of Common Stock at an exercise price of $14.00 per share are presently outstanding, of which 30,000 are presently exercisable. An additional 358,000 shares of Common Stock will be available for future options grants under the Option Plan. An additional 500,000 shares of Common Stock will be available for issuance under the Employee Stock Purchase Plan. See "Management -- Stock Plans." Rule 701 under the Securities Act provides that shares of Common Stock acquired on the exercise of outstanding options may be resold by persons other than Affiliates, beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by Affiliates beginning 90 days after the date of this Prospectus, subject to all provisions of Rule 144 except its two-year minimum holding period. The Company intends to register on a registration statement or statements on Form S-8 the shares of Common Stock to be issued under the Option Plan and the Purchase Plan.

     Prior to the closing date of the Offering, the Company intends to grant Robert Figliulo, David Figliulo, John Figliulo and Michael Fletcher demand and piggyback registration rights covering an aggregate of 532,184 shares of Common Stock. These registration rights will become exercisable one year subsequent to the closing of the Offering and continue until all shares of Registrable Securities are sold. To the extent these rights are exercised, additional shares of Common Stock will become available for sale upon the effectiveness of a registration statement filed pursuant to exercise of such rights. See "Description of Capital Stock -- Registration Rights."

     Prior to the Offering there has been no public market for the Common Stock and any sale of substantial amounts of Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

                                  UNDERWRITING

     Upon the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, each of the underwriters named below (the "Underwriters"), for whom Smith Barney Inc. and Robert W. Baird & Co. Incorporated are acting as representatives (the "Representatives"), has severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to each such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                                                                NUMBER OF
                        UNDERWRITER                              SHARES
                        -----------                             ---------
Smith Barney Inc. ..........................................
Robert W. Baird & Co. Incorporated..........................
                                                                ---------
  Total.....................................................    2,700,000
                                                                =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters initially propose to offer a portion of the shares directly to the public at the initial public offering price set forth on the cover page of this Prospectus and a portion of the shares to certain dealers at
a price which represents a concession not in excess of $     per share below the
public offering price. The Underwriters may allow, and such dealers may reallow,
a concession not in excess of $     per share to certain other dealers. After
the initial public offering of the shares to the public, the public offering price and such concessions may be changed by the Underwriters. The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm the sale of any shares to any accounts over which they exercise discretionary authority.

     Certain of the Selling Stockholders have granted the Underwriters an option, exercisable for 30 calendar days from the date of this Prospectus, to purchase up to 405,000 additional shares of Common Stock at the initial offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name above bears to the total number of shares listed above.

     The Underwriters have reserved up to 135,000 shares of the Common Stock offered hereby for sale at the initial public offering price to certain employees, consultants and other persons associated with the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

     The Company and all of its directors, executive officers and stockholders have agreed not to offer, sell, contract to sell or otherwise dispose, or contract to dispose, of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or grant any options or warrants to purchase Common Stock, except in certain circumstances, for a period of 180 days after the date of this Prospectus without the prior written consent of Smith Barney Inc.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the shares will be negotiated among the Company, the Selling Stockholders and the Representatives. Among the factors expected to be considered in determining the initial public offering price are the history of and prospects for the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, the Company's past and present revenues and earnings, the prospects for growth of the Company's revenues and earnings, the current state of the U.S. economy, the current level of economic activity in the industry in which the Company competes and in related or comparable industries and currently prevailing conditions in the securities markets, including current valuations of publicly traded companies which are considered comparable to the Company.

     The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Wildman, Harrold, Allen & Dixon, Chicago, Illinois. Donald E. Figliulo, the owner of shares of Common Stock and a Selling Stockholder, is a partner of Wildman, Harrold, Allen & Dixon. Certain legal matters will be passed upon for the Underwriters by Neal, Gerber & Eisenberg, Chicago, Illinois.

                                    EXPERTS

     The Financial Statements and Schedule of the Company as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996 included herein and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report thereto, and are included in reliance upon the authority of said firm as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS

     Prior to September 9, 1996 Arthur Andersen LLP served as independent public accountants for SPR Wisconsin, SPR Tulsa, Data Flex and Systems Inc. and Ernst & Young LLP served as independent public accountants for SPR Chicago. In connection with the Offering, the Board of Directors of the Company on September 9, 1996 dismissed Ernst & Young LLP and selected Arthur Andersen LLP to serve as independent public accountants for the Company and to render an opinion on the financial statements included in this Prospectus, including the financial statements of SPR Chicago. The Company informed Ernst & Young LLP of its dismissal on September 9, 1996. The former auditors' report on SPR Chicago's financial statements for the period from January 14, 1994 to December 31, 1994 and for the year ended December 31, 1995 is not included in this Prospectus. During the period from January 14, 1994 to December 31, 1994 and for the year ended December 31, 1995, Ernst & Young LLP's report on the financial statements of SPR Chicago did not contain an adverse opinion, disclaimer of opinion, qualification or modification as to uncertainty, audit scope or accounting principles. There were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures from January 14, 1994 through September 9, 1996 or with respect to SPR Chicago's financial statements.

     The Company has requested Ernst & Young LLP to furnish it a letter addressed to the Commission stating whether it agrees with the above comments. A copy of that letter dated January 7, 1997 is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     The Company consulted Arthur Andersen LLP and did not consult Ernst & Young LLP regarding the application of the Commission's accounting principles to the transactions described under "The Company" and the type of audit opinion that would be rendered on the Company's financial statements included in this Prospectus, which consultations were the subject of written and oral advice.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract, agreement or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the public reference section of the Commission at its Washington address upon payment of the prescribed fee. In addition, the Commission maintains a World Wide Web site on the Internet at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements and an opinion thereon expressed by independent auditors and may furnish its stockholders with quarterly reports for the first three quarters of each year containing unaudited summary financial information.

                                    SPR INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Report of Independent Public Accountants....................    F-2
Balance Sheets as of December 31, 1995 and 1996 and December
  31, 1996 (unaudited pro forma)............................    F-3
Statements of Operations for the years ended December 31,
  1994, 1995 and 1996.......................................    F-4
Statements of Stockholders' Equity for the years ended
  December 31, 1994, 1995 and 1996..........................    F-5
Statements of Cash Flows for the years ended December 31,
  1994, 1995 and 1996.......................................    F-6
Notes to Financial Statements...............................    F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of SPR Inc.:

     We have audited the accompanying balance sheets of SPR Inc. (a Delaware corporation) as of December 31, 1995 and 1996 and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPR Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Chicago, Illinois
January 23, 1997

                                    SPR INC.

                                 BALANCE SHEETS

                                                                                             PRO FORMA
                                                                     DECEMBER 31,           DECEMBER 31,
                                                              ---------------------------       1996
                                                                  1995           1996        (NOTE 12)
                                                                  ----           ----       ------------
                           ASSETS
Current assets:
Cash........................................................  $  1,108,506   $    356,179   $   356,179
Accounts receivable, net of allowance for doubtful accounts
  of $31,900 and $74,399 at December 31, 1995 and 1996,
  respectively..............................................     3,096,220      4,272,655     4,272,655
Notes receivable -- related parties, current portion........       325,981        181,245       181,245
Notes receivable -- other...................................        75,000             --            --
Prepaid expenses and other..................................       369,024        801,661       801,661
                                                              ------------   ------------   -----------
    Total current assets....................................     4,974,731      5,611,740     5,611,740
                                                              ------------   ------------   -----------
Property and equipment:
Leasehold improvements......................................         8,278        111,318       111,318
Computer equipment and software.............................       391,204      1,043,782     1,043,782
Office furniture and equipment..............................       153,188        672,105       672,105
                                                              ------------   ------------   -----------
                                                                   552,670      1,827,205     1,827,205
  Less -- accumulated depreciation and amortization.........       (59,818)      (308,046)     (308,046)
                                                              ------------   ------------   -----------
    Property and equipment, net.............................       492,852      1,519,159     1,519,159
                                                              ------------   ------------   -----------
Notes receivable -- related parties, net of current
  portion...................................................       115,946             --            --
                                                              ------------   ------------   -----------
    Total assets............................................  $  5,583,529   $  7,130,899   $ 7,130,899
                                                              ============   ============   ===========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Line of credit..............................................  $         --   $  1,300,000   $ 1,300,000
Current portion of term note................................            --         44,967        44,967
Current portion of note payable -- related party............     1,200,000        641,266       641,266
Current portion of capital lease obligations................        45,683         64,094        64,094
Accounts payable............................................       402,626        959,492       959,492
Dividends payable...........................................            --             --     2,500,000
Accrued expenses:
  Salaries, commissions, and withholding taxes..............       554,796        982,885       982,885
  Other.....................................................       401,882        424,620       424,620
Deferred income taxes.......................................            --             --       668,000
                                                              ------------   ------------   -----------
    Total current liabilities...............................     2,604,987      4,417,324     7,585,324
                                                              ------------   ------------   -----------
Long-term liabilities:
Term note, net of current portion...........................            --        171,038       171,038
Note payable -- related party, net of current portion.......       641,266             --            --
Capital lease obligations, net of current portion...........        62,693         35,189        35,189
Deferred income taxes.......................................            --             --       360,000
                                                              ------------   ------------   -----------
    Total long-term liabilities.............................       703,959        206,227       566,227
                                                              ------------   ------------   -----------
Stockholders' equity:
Common stock, $.01 par, 13,000,000 shares authorized,
  6,333,334 shares issued and outstanding...................        63,333         63,333        63,333
Preferred stock, $.01 par, 3,000,000 shares authorized, no
  shares issued and outstanding.............................            --             --            --
Additional paid-in capital..................................    34,505,118     46,736,203    (1,083,985)
Retained deficit............................................   (32,293,868)   (44,292,188)           --
                                                              ------------   ------------   -----------
    Total stockholders' equity..............................     2,274,583      2,507,348    (1,020,652)
                                                              ------------   ------------   -----------
    Total liabilities and stockholders' equity..............  $  5,583,529   $  7,130,899   $ 7,130,899
                                                              ============   ============   ===========

  The accompanying notes to financial statements are an integral part of these balance sheets.

                                    SPR INC.

                            STATEMENTS OF OPERATIONS

                                                              YEARS ENDED DECEMBER 31,
                                                      -----------------------------------------
                                                         1994           1995           1996
                                                         ----           ----           ----
Revenues............................................  $14,797,259   $ 22,907,928   $ 32,510,743
Cost of services....................................   10,424,690     15,525,198     23,287,234
                                                      -----------   ------------   ------------
Gross profit........................................    4,372,569      7,382,730      9,223,509
Costs and expenses:
  Selling...........................................    1,165,141      2,141,374      3,046,045
  Recruiting........................................      409,938        776,651      1,323,105
  Stock-based compensation..........................    6,509,750     27,986,681     12,231,085
  General and administrative expenses...............    1,334,175      1,642,112      3,741,574
                                                      -----------   ------------   ------------
     Total costs and expenses.......................    9,419,004     32,546,818     20,341,809
                                                      -----------   ------------   ------------
Operating income (loss).............................   (5,046,435)   (25,164,088)   (11,118,300)
Other income (expense):
  Interest expense..................................      (88,065)      (160,484)      (122,862)
  Interest income...................................       55,520         51,477         39,329
  Other, net........................................      (24,136)            --         13,176
                                                      -----------   ------------   ------------
     Total other income (expense)...................      (56,681)      (109,007)       (70,357)
                                                      -----------   ------------   ------------
Income (loss) before income taxes...................   (5,103,116)   (25,273,095)   (11,188,657)
Income taxes........................................       75,123         20,788          9,000
                                                      -----------   ------------   ------------
Net income (loss)...................................  $(5,178,239)  $(25,293,883)  $(11,197,657)
                                                      ===========   ============   ============
Pro forma income data (unaudited):
  Net (loss) as reported............................                $(25,293,883)  $(11,197,657)
  Pro forma adjustment to recognize "C" Corporation
     provision for income taxes.....................                   1,065,000        407,971
                                                                    ------------   ------------
  Pro forma net (loss)..............................                $(26,358,883)  $(11,605,628)
                                                                    ============   ============
  Pro forma net (loss) per share....................                $      (4.04)  $      (1.78)
                                                                    ============   ============
  Pro forma weighted average number of shares
     outstanding....................................                   6,525,346      6,525,346
                                                                    ============   ============

  The accompanying notes to financial statements are an integral part of these statements.

                                    SPR INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                            COMMON STOCK       ADDITIONAL      RETAINED         TOTAL
                                         -------------------     PAID-IN       EARNINGS     STOCKHOLDERS'
                                          SHARES     AMOUNT      CAPITAL      (DEFICIT)        EQUITY
                                         ---------   -------   -----------   ------------   -------------
Balance at December 31, 1993............ 6,733,334   $67,333   $    41,917   $  1,847,804   $   1,957,054
  Net loss..............................        --        --            --     (5,178,239)     (5,178,239)
  Distributions.........................        --        --            --        (80,955)        (80,955)
  Stock purchased and cancelled.........  (400,000)   (4,000)      (33,230)    (2,844,036)     (2,881,266)
  Stock-based compensation..............        --        --     6,509,750             --       6,509,750
                                         ---------   -------   -----------   ------------    ------------
Balance at December 31, 1994............ 6,333,334    63,333     6,518,437     (6,255,426)        326,344
  Net loss..............................        --        --            --    (25,293,883)    (25,293,883)
  Distributions.........................        --        --            --       (744,559)       (744,559)
  Stock-based compensation..............        --        --    27,986,681             --      27,986,681
                                         ---------   -------   -----------   ------------    ------------
Balance at December 31, 1995............ 6,333,334    63,333    34,505,118    (32,293,868)      2,274,583
  Net loss..............................        --        --            --    (11,197,657)    (11,197,657)
  Distributions.........................        --        --            --       (800,663)       (800,663)
  Stock-based compensation..............        --        --    12,231,085             --      12,231,085
                                         ---------   -------   -----------   ------------    ------------
Balance at December 31, 1996............ 6,333,334   $63,333   $46,736,203   $(44,292,188)  $   2,507,348
                                         =========   =======   ===========   ============    ============

  The accompanying notes to financial statements are an integral part of these statements.

                                    SPR INC.

                            STATEMENTS OF CASH FLOWS

                                                                      YEARS ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                 1994           1995           1996
                                                                 ----           ----           ----
Cash flows from operating activities:
  Net income (loss) for the period..........................  $(5,178,239)  $(25,293,883)  $(11,197,657)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................       20,810         51,259        252,215
    Stock-based compensation................................    6,509,750     27,986,681     12,231,085
    Loss on sale of property and equipment..................       27,409             --             --
    Increase in accounts receivable.........................     (106,315)    (1,623,833)    (1,176,435)
    Increase in prepaid expenses and other..................      (69,429)      (225,640)      (432,637)
    Increase in accounts payable............................        5,022        300,537        556,866
    Increase in accrued expenses............................      137,729        373,047        450,827
                                                              -----------   ------------   ------------
  Net cash provided by operating
    activities..............................................    1,346,737      1,568,168        684,264
                                                              -----------   ------------   ------------
Cash flows from investing activities:
  Purchases of property and equipment.......................      (62,467)      (332,721)    (1,238,595)
  (Increase) decrease in notes receivable -- related
    parties.................................................      (89,035)       338,773        260,682
  (Increase) decrease in notes receivable -- other..........           --        (75,000)        75,000
                                                              -----------   ------------   ------------
  Net cash provided by (used in) investing activities.......     (151,502)       (68,948)      (902,913)
                                                              -----------   ------------   ------------
Cash flows from financing activities:
  Payments on note payable -- related party.................     (320,000)      (720,000)    (1,200,000)
  Distributions.............................................      (80,955)      (744,559)      (800,663)
  Payments on capital lease obligations.....................           --         (9,183)       (49,020)
  Borrowings on term note payable...........................           --             --        250,000
  Payments on term note payable.............................           --             --        (33,995)
  Net borrowings on line of credit..........................           --             --      1,300,000
                                                              -----------   ------------   ------------
  Net cash used in financing activities.....................     (400,955)    (1,473,742)      (533,678)
                                                              -----------   ------------   ------------
  Net increase (decrease) in cash...........................      794,280         25,478       (752,327)
Cash, beginning of period...................................      288,748      1,083,028      1,108,506
                                                              -----------   ------------   ------------
Cash, end of period.........................................  $ 1,083,028   $  1,108,506   $    356,179
                                                              ===========   ============   ============
Supplemental disclosure of cash payments made for:
  Interest..................................................  $    68,677   $    143,148   $    135,792
  Income taxes..............................................          964         72,087          9,000
                                                              ===========   ============   ============
Supplemental disclosure of noncash investing and financing
  activities:
  Investment in equipment through issuance of capitalized
    lease obligations.......................................           --   $    117,559   $     39,926
  Stock purchased through issuance of note payable..........    2,881,266             --             --
                                                              ===========   ============   ============

  The accompanying notes to financial statements are an integral part of these statements.

                                    SPR INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     (a) Business -- SPR Inc. (the Company) provides information technology services to clients in a variety of industry groups including financial services, healthcare, insurance, manufacturing, oil and gas, transportation and utilities. The Company currently provides the following service offerings: (i) general consulting, (ii) systems reengineering, (iii) century date compliance,
(iv) systems maintenance and support and (v) information delivery services. Within each of these service offerings, the Company provides three levels of consulting support which are distinguished by the degree of responsibility the Company assumes: strategic planning, project management and implementation.

     (b) Basis of Presentation -- SPR Inc. was formed on October 29, 1996. During October, 1996, Systems and Programming Resources, Inc., Systems & Programming Resources of Tulsa, Inc., SPR-Wisconsin, Inc., SPR Chicago Inc., and Consulting Acquisition, Inc. (d.b.a. Data Flex) merged into SPR Inc. at which time the stockholders of such companies received an aggregate of 6,333,134 shares of common stock of SPR Inc. Systems and Programming Resources, Inc., SPR-Wisconsin, Inc., SPR Chicago Inc., Consulting Acquisition, Inc. and SPR Inc. are under common ownership and control and are accounted for at historical cost as a reorganization of entities under common control (similar to the pooling of interests method of accounting). The merger of Systems & Programing Resources of Tulsa, Inc. into SPR Inc. was accounted for using the pooling of interests method of accounting. All intercompany transactions and balances have been eliminated. The accompanying financial statements of the Company have been prepared to give retroactive effect to the merger.

     (c) Accounts Receivable -- Accounts receivable include fees and expenses for services rendered prior to year end which were billed subsequent to year end. Amounts relating to such fees and expenses included in accounts receivable are $613,722 and $919,956 at December 31, 1995 and 1996, respectively.

     (d) Prepaid Expenses and Other -- Prepaid expenses and other includes $477,653 in Initial Public Offering-related costs at December 31, 1996.

     (e) Revenue Recognition -- Revenues are recognized as the related services are performed. Clients are generally billed on a time and materials basis.

     (f) Property and Equipment -- Property and equipment are stated at cost. Expenditures for repair and maintenance are charged to expense as incurred. Depreciation and amortization are computed using the straight-line method. The estimated useful lives used in computing depreciation and amortization for financial statement purposes are as follows:

              ASSET DESCRIPTION                               ASSET LIFE
              -----------------                               ----------
Leasehold improvements........................    Shorter of lease term or estimated
                                                    useful life of the asset
Computer equipment and software...............    5 years
Office furniture and equipment................    5 to 7 years

     (g) Distributions -- Distributions are recorded when declared by the Board of Directors.

     (h) Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (i) Income Taxes -- The Company elected to be taxed as an S corporation for Federal and certain state income tax purposes. By this election, income of the Company is taxable to the stockholders.

                                    SPR INC.

     Upon completion of the Initial Public Offering (the Offering) and effective termination of the S corporation election, deferred income tax liabilities and income tax expense will be recorded for taxable temporary differences existing at the time of change in tax status. Income for Federal income tax purposes was recognized on the cash basis of accounting and, prior to the Offering, the Company will change to the accrual basis of accounting. If the effective date of the Offering had been December 31, 1996, deferred income tax liabilities and income tax expenses of approximately $1,028,000 would have been recorded. Deferred income taxes will be recorded under the asset and liability method of accounting for income taxes which requires the recognition of deferred income taxes based upon the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities. As of December 31, 1996, deferred income tax liabilities would have consisted of the following:

Change in tax accounting methods (cash to accrual)..........    $1,012,000
Fixed Assets................................................        16,000
                                                                ----------
     Total deferred income tax liabilities..................    $1,028,000
                                                                ==========

     Additional paid-in capital and retained earnings (deficit) will be adjusted to reflect the capitalization of retained earnings (deficit) to additional paid-in capital upon the conversion of the Company to a C corporation.

     The Company intends to enter into a tax indemnity agreement with each of its current stockholders which provides, among other things, that the Company will indemnify such stockholders against additional income taxes resulting from adjustments made (as a result of a final determination made by a competent tax authority) to the taxable income reported by the Company as an S corporation for periods prior to the Offering, but only to the extent those adjustments result in a decrease in income taxes otherwise payable by the Company as a C corporation for periods after the Offering.

     (j) Pro forma net (loss) per share -- Pro forma net (loss) per share is computed based upon the weighted average number of shares and common share equivalents outstanding during each period. Pro forma per share information assumes that 192,012 of the shares of Common Stock being offered by the Company were outstanding during the periods indicated. This represents the approximate number of shares of Common Stock which are being offered by the Company (assuming an initial public offering price of $14.00 per share and after deducting estimated underwriting discounts and commissions) to fund the payment of the dividend to enable the stockholders of record prior to the Offering to pay income taxes related to S corporation income through the closing date of the Offering. The Company currently estimates that the dividend will be $2.5 million.

NOTE 2 -- CONCENTRATION OF CREDIT RISK

     The Company's financial instruments that are exposed to concentrations of credit risk consist of accounts receivable.

     The Company's customers are predominantly in the Midwest, with the majority of customers located in Chicago, Tulsa and Milwaukee. One customer in the insurance industry accounted for approximately 11% and 16% of revenues in 1995 and 1996, respectively. The Company reviews a customer's credit history before extending credit. In addition, the Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk is limited. The Company has no off balance sheet credit risk.

                                    SPR INC.

NOTE 3 -- NOTES RECEIVABLE FROM RELATED PARTIES

     Notes receivable consist of the following:

                                                                  DECEMBER 31
                                                              -------------------
                                                                1995       1996
                                                                ----       ----
Stockholder notes receivable, unsecured, payable on demand,
  interest at 7%............................................  $ 42,233   $ 44,745
Stockholder notes receivable, unsecured, payable on demand,
  interest at 6%............................................   399,694    100,000
Stockholder note receivable, unsecured, payable on demand,
  interest at prime plus 1%.................................        --     36,500
                                                              --------   --------
Total notes receivable from related parties.................   441,927    181,245
Less--current portion.......................................   325,981    181,245
                                                              --------   --------
                                                              $115,946   $     --
                                                              ========   ========

NOTE 4 -- LINES OF CREDIT AND LONG-TERM DEBT

     The Company has line of credit agreements that allow for maximum borrowings of $2,500,000 and are limited based upon a percentage of eligible accounts receivable, as defined. Interest is at the applicable bank's prime rate. Borrowings are collateralized by certain assets including accounts receivable. One agreement provides for maximum borrowings of $2,000,000 and expires in May, 1997. Another line of credit agreement which provides for maximum borrowings of $500,000 has no expiration date. There were no borrowings outstanding as of December 31, 1995. At December 31, 1996, borrowings outstanding were $1,300,000.

     Fair value of debt approximates book value at the balance sheet dates.

     Long-term and related party debt consists of the following:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                 1995        1996
                                                                 ----        ----
Note payable to stockholder, unsecured, due August, 1997,
  payable in monthly installments of $80,000 plus interest
  at 6.75%..................................................  $1,841,266   $641,266
Term note payable, due December 31, 2000, payable in monthly installments of $5,190, including interest at 9%,
  collateralized by certain accounts receivable and other
  assets....................................................          --    216,005
Capital lease obligations, collateralized by certain
  equipment, personally guaranteed by a stockholder,
  interest rates ranging from 7.75% to 8%...................     108,376     99,283
                                                              ----------   --------
Total long-term debt........................................   1,949,642    956,554
Less--current maturities....................................   1,245,683    750,327
                                                              ----------   --------
                                                              $  703,959   $206,227
                                                              ==========   ========

     The aggregate maturities for long-term and related party debt are as follows:

1997........................................................    $750,327
1998........................................................      75,468
1999........................................................      62,032
2000........................................................      68,727
2001........................................................          --
                                                                --------
Total long term-debt........................................    $956,554
                                                                ========

                                    SPR INC.

NOTE 5 -- LEASE AGREEMENTS

     The Company leases its office facilities under operating lease agreements which expire at various times through 2002. In addition, the Company leases certain equipment under operating lease agreements.

     In addition to the minimum future rental payments, the Company is obligated to pay certain operating expenses relating to leased properties which are included in rent expense. Total rent expense under operating leases was approximately $89,594, $135,167 and $383,746 for the years ended December 31, 1994, 1995 and 1996, respectively.

     The following is a schedule of minimum future rental payments required under the operating leases:


YEAR ENDING DECEMBER 31,
------------------------
       1997.................................................    $  342,819
       1998.................................................       374,123
       1999.................................................       377,305
       2000.................................................       341,930
       2001.................................................       310,343
       Thereafter...........................................       105,668
                                                                ----------
Total minimum payments required.............................    $1,852,188
                                                                ==========


NOTE 6 -- 401(K) PROFIT-SHARING PLAN

     The Company has a contributory 401(k) profit-sharing plan (the Plan) covering substantially all full-time employees with a service period greater than 90 days. The Plan allows participants to contribute up to 15% of their total compensation on a pretax basis, up to a specified amount. The Company is required to contribute annually one-fourth of the first $2,000 of the participants' contribution, up to a maximum of $500 per participant. The total Company contribution was approximately $21,375, $27,202 and $66,865 for the years ended December 31, 1994, 1995 and 1996, respectively.

NOTE 7 -- LICENSE AGREEMENT

     In October, 1995, the Company entered into a nonexclusive agreement with an unaffiliated technical services company operating in New York and other markets where the Company is not currently doing business, whereby the Company licenses its Century Date Compliance methodology, Renovation 2000(SM), and its software analysis tool, Code Vu(SM). In contracts involving Century Date Compliance in which the unaffiliated company is the prime contractor and the engagement is not handled as a joint venture the unaffiliated company is obligated to pay SPR Inc. a license fee ranging from 4% to 9% of revenues. For the year ended December 31, 1996, the Company has been paid approximately $18,000.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES

     Letter of Credit -- The Company has a letter of credit of $119,500 at December 31, 1996 which is security for a lease agreement. The letter of credit is renewable each year.

NOTE 9 -- BUSINESS COMBINATION

     During October, 1996, SPR Inc. acquired by merger all the common stock of Systems & Programming Resources of Tulsa, Inc. in exchange for 1,295,142 shares of SPR Inc's common stock. These companies provide information technology services to clients in a variety of industry groups. The transaction was accounted for as a pooling of interests, and accordingly, the financial statements for all periods presented have

                                    SPR INC.

been restated to include the accounts of these companies. Revenues and net income, net of intercompany eliminations of the separate companies for the periods preceding the acquisition were:

                                                        SPR INC. INCLUDING
                                                      SYSTEMS AND PROGRAMMING                 SYSTEMS &
                                               RESOURCES, INC., SPR-WISCONSIN, INC.,         PROGRAMMING
                                                  SPR CHICAGO INC. AND DATA FLEX       RESOURCES OF TULSA, INC.
                                               -------------------------------------   ------------------------
Ten months ended October 31, 1996
  Revenues....................................             $ 18,447,117                       $8,128,336
  Net income (loss), net of intercompany
     eliminations.............................              (11,265,184)                         541,651
Year ended December 31, 1995
  Revenues....................................               16,097,512                        6,810,416
  Net income (loss), net of intercompany
     eliminations.............................              (26,042,094)                         748,211
Year ended December 31, 1994
  Revenues....................................               13,878,339                          918,920
  Net loss, net of intercompany
     eliminations.............................               (5,166,141)                         (12,098)

NOTE 10 -- STOCK-BASED COMPENSATION

     Systems and Programming Resources, Inc. entered into a series of transactions with stockholders/ employees from January, 1994 through October, 1996. Certain assets and certain liabilities were transferred to SPR Chicago Inc. and SPR-Wisconsin, Inc. during 1994 that were subsequently transferred to SPR Inc. in 1996. Because the transactions were among family members within a control group, the stockholders of SPR Chicago Inc. and SPR-Wisconsin, Inc. were effectively granted a variable compensation arrangement that is measured by the increase in the estimated value of these companies (as determined by management) since 1994. Compensation expense was calculated as follows: 1) multiply the number of shares of Common Stock owned by the former stockholders of SPR Chicago Inc. and SPR-Wisconsin, Inc. by the estimated market value per share of the Company (which was estimated at $15.00 per share in 1994 and 1995 and $14.00 per share in 1996); 2) then subtract the payments made by SPR Chicago Inc. and SPR-Wisconsin, Inc. to the Company on the original acquisition notes; 3) then subtract the value of the shares received by the stockholders of SPR Chicago Inc. and SPR-Wisconsin, Inc. attributable to such stockholders' interests in Consulting Acquisition, Inc. and Systems and Programming Resources, Inc. Compensation expense was allocated to each period presented based on the increase in the estimated market values of SPR Chicago Inc. and SPR-Wisconsin, Inc. which was determined primarily based on revenue growth of each of the respective companies. The estimated increase in value of SPR-Wisconsin, Inc. from 1994 to 1995 was 73.75% and from 1995 to 1996 was 26.25%. The estimated increase in value of SPR Chicago Inc. during 1994 was 14.69%, from 1994 to 1995 was 52.55% and from 1995 to 1996 was 32.76%. The final measurement occurred when the relative ownership interests in SPR Inc. were determined in October, 1996. The ownership interests of the former stockholders of SPR Chicago Inc. and SPR-Wisconsin, Inc. is collectively 62.6% of the Company. Compensation expense relating to this arrangement is recorded in the accompanying statements of operations as stock-based compensation with the corresponding credit included in additional paid-in-capital.

NOTE 11 -- STOCK PLANS

DESCRIPTION

     In November, 1996, the Company adopted an Employee Stock Purchase Plan and a Combined Incentive and Non-statutory Stock Option Plan. 500,000 shares of common stock are reserved for issuance under the Employee Stock Purchase Plan and 800,000 shares of common stock are reserved for issuance under the

                                    SPR INC.

Combined Incentive and Non-statutory Stock Option Plan. On December 31, 1996, options to purchase an aggregate of 442,000 shares of common stock were granted at an exercise price of $14.00 per share. Of these outstanding options, 30,000 are non-statutory stock options which are presently exercisable and 412,000 are incentive stock options (ISOs) which vest over a five year period at the rate of 20% per year. The Employee Stock Purchase Plan will permit eligible employees who have completed five full calendar months of service to purchase common stock through payroll deductions of up to 20% of their total cash compensation provided that no employee may purchase more than $25,000 worth of stock in any calendar year. The purchase price shall be the lesser of 85% of the market value of the common stock on the first or last day of the offering period, as defined.

     The Combined Incentive and Non-statutory Stock Option Plan provides that awards may be granted to employees, officers and directors of the Company. Awards may consist of non-statutory stock options and incentive stock options to purchase shares of common stock and stock appreciation rights (SARs). The exercise price per share of common stock may not be less than 85% (100% in the case of an ISO) of the fair market value of the common stock on the date the option is granted. Options and SARs granted under the option plan must generally be exercised within fifteen years from the date of grant (ten years in the case of ISOs). In the case of any eligible employee who owns stock possessing more than 10% of the voting power of stock, the exercise price of any ISOs granted may not be less than 110% of the fair market value of the common stock on the date of grant and the exercise period may not exceed five years from the date of grant.

ACTIVITY

     Stock option activity for the Company's Combined Incentive and Non-statutory Stock Option Plan for the year ended December 31, 1996 is as follows:

                                           INCENTIVE STOCK    WEIGHTED    NON-STATUTORY    WEIGHTED
                                               OPTIONS        AVERAGE     STOCK OPTIONS    AVERAGE
                                           ----------------   EXERCISE   ---------------   EXERCISE
                                           SHARES    PRICE     PRICE     SHARES   PRICE     PRICE
                                           ------    -----    --------   ------   -----    --------
Outstanding as of December 31, 1995......       --   $   --    $   --        --   $   --    $   --
                                           =======                       ======
  Granted................................  412,000    14.00     14.00    30,000    14.00     14.00
  Exercised..............................       --       --        --        --       --        --
  Cancelled..............................       --       --        --        --       --        --
                                           -------   ------    ------    ------   ------    ------
Outstanding as of December 31, 1996......  412,000    14.00     14.00    30,000    14.00     14.00
                                           =======                       ======
Stock options exercisable at December 31,
  1996...................................       --                       30,000
                                           =======                       ======

ACCOUNTING

     The Company currently utilizes Accounting Principles Board Opinion No. 25 in its accounting for stock options. In October, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("Statement 123"), "Accounting for Stock-based Compensation." The accounting method as provided in the pronouncement is not required to be adopted; however, it is encouraged. The Company is not adopting the accounting provisions of Statement 123. Had the Company accounted for its stock options in accordance with Statement 123, pro forma net (loss) and pro forma net (loss) per share would have been approximately ($11,672,048) and ($1.79) for the year ended December 31, 1996. The pro forma disclosure is not likely to be indicative of pro forma results which may be expected in future years because of the fact that options vest over several years, compensation expense is recognized as the options vest and additional awards may also be granted.

                                    SPR INC.

     For purposes of determining the pro forma effect of these options, the fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model assuming among other things, no dividend yield, a risk free interest rate of 6.11%, and expected life of 5.0 years.

     The weighted average fair value of options granted under the Company's Combined Incentive and Non-Statutory Stock Option Plan for the period ended December 31, 1996 was $3.69. As of December 31, 1996, the remaining contractual life of all options was approximately ten to fifteen years.

NOTE 12 -- SUBSEQUENT EVENTS AND PRO FORMA FINANCIAL DATA (UNAUDITED)

     The pro forma net income and net income per share includes a provision for federal and state income taxes as if the Company had been a C corporation. The effective income tax rate of 40% reflects the combined federal and state income taxes.

     The Company will convert to a C corporation in connection with the completion of the Offering resulting in the recording of approximately $1,028,000 in deferred income tax liabilities, as discussed in Note 1(i). Prior to consummation of the Offering, the Company intends to declare a dividend (the "Dividend"). The Company currently estimates that the Dividend will equal approximately $2,500,000. Retained earnings (deficit) of the Company (which includes the aggregate stock-based compensation expense), after recording the estimated Dividend and deferred income taxes, will be reclassified to additional paid-in capital in connection with the termination of the Company's S corporation election. The unaudited pro forma Balance Sheet gives effect to these items. No other contemplated transactions in connection with the Offering are included in the unaudited pro forma Balance Sheet information.

                        INSIDE BACK COVER OF PROSPECTUS

The inside back cover is a multicolor graphic and text layout. The following text appears above the graphics:

"SPR OFFICES

SPR services the Midwest with offices located in:

Chicago, Illinois
Milwaukee, Wisconsin
Tulsa, Oklahoma

SPR plans to open an additional office in Dallas, Texas in early 1997."

[Graphics consist of map of the United States with spotlights emanating from Chicago, Milwaukee and Tulsa, the three cities in which SPR offices are currently located, and from Dallas, where a new SPR office is planned to open in early 1997.]

The following text appears below the graphics:

"To view SPR online,
visit the SPR web site.
[Graphics depicting an excerpt from the SPR home page.]
www.sprinc.com"

[The Company's logo appears in the lower right corner of the page below a page curl.]

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     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    8
The Company...........................   14
Use of Proceeds.......................   14
Dividend Policy.......................   14
Capitalization........................   15
Dilution..............................   16
Selected Financial Data...............   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   19
Business..............................   24
Management............................   32
Certain Transactions..................   37
Principal and Selling Stockholders....   39
Description of Capital Stock..........   40
Shares Eligible for Future Sale.......   43
Underwriting..........................   44
Legal Matters.........................   45
Experts...............................   45
Change in Accountants.................   45
Additional Information................   45
Index to Financial Statements.........  F-1

                               ------------------

UNTIL             , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
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                                2,700,000 SHARES

                                   SPR, INC.

                                  COMMON STOCK

                                    SPR LOGO
                                  ------------
                                   PROSPECTUS
                                          , 1997
                                  ------------

                               SMITH BARNEY INC.

                             ROBERT W. BAIRD & CO.
                                  INCORPORATED

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